Form 20-F
period 2000-12-31
XEIKON NV
filed 2001-06-13
CIK 1007787

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934]

             FOR THE TRANSITION PERIOD FROM           TO

                        COMMISSION FILE NUMBER: 0-27954

                                  XEIKON N.V.
 ------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                  XEIKON N.V.
 ------------------------------------------------------------------------------
                (Translation of Registrant's name into English)

                                    BELGIUM
 ------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                      72 VREDEBAAN, 2640 MORTSEL, BELGIUM
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED
         -------------------            -----------------------------------------
                 N/A                                      N/A
    ------------------------------         --------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

            AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES
 ------------------------------------------------------------------------------
                                 Title of Class

 ------------------------------------------------------------------------------
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      N/A
 ------------------------------------------------------------------------------
                                 Title of Class

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2000 there were 30,633,055 ADSs outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Item 1.   Identity of Directors, Senior Management and Advisers.......    3
Item 2.   Offer Statistics and Expected Timetable.....................    3
Item 3.   Key Information.............................................    3
Item 4.   Information on the Company..................................    9
Item 5.   Operating and Financial Review and Prospects................   18
Item 6.   Directors, Senior Management and Employees..................   23
Item 7.   Major Shareholders and Related Party Transactions...........   27
Item 8.   Financial Information.......................................   28
Item 9.   The Offer and Listing.......................................   28
Item 10.  Additional Information......................................   29
          Quantitative and Qualitative Disclosures About Market
Item 11.  Risk........................................................   34
Item 12.  Description of Securities Other than Equity Securities......   34
Item 13.  Defaults, Dividend Arrearages and Delinquencies.............   35
          Material Modifications to the Rights of Security Holders and
Item 14.  Use of Proceeds.............................................   35
Item 15.  [Reserved]..................................................   35
Item 16.  [Reserved]..................................................   35
Item 17.  Financial Statements........................................   36
Item 18.  Financial Statements........................................   36
Item 19.  Exhibits....................................................   37
Financial Statements Pursuant to Item 18..............................  F-1

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3.  KEY INFORMATION.

  A.  SELECTED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 2000 are derived from our financial statements. The Statement of Operations data for the three months ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 are unaudited. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this Annual Report or incorporated by reference herein.

                                                 (IN THOUSANDS OF USD, EXCEPT PER SHARE DATA)
                                                                                               THREE
                                                                                            MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     MARCH 31,
                                    --------------------------------------------------   ------------------
                                     1996      1997       1998       1999       2000      2000       2001
                                    -------   -------   --------   --------   --------   -------   --------
                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA (1):
Revenues..........................  $72,596   $81,706   $136,112   $201,693   $173,356   $40,564   $ 33,604
Costs of revenue..................   54,859    57,329     87,341    126,033    123,795    29,637     27,052
                                    -------   -------   --------   --------   --------   -------   --------
Gross profit/(loss)...............   17,737    24,377     48,771     75,660     49,561    10,927      6,552
                                    -------   -------   --------   --------   --------   -------   --------
Operating expenses:
  Research & Development..........    5,429     7,046     12,482     20,199     26,574     6,163      6,747
  Acquired in process research and
    development...................       --     1,715         --        570      1,750         0          0
  Selling, general and
    administrative................   11,440    17,189     22,273     33,098     43,528    10,006     11,293
  Non-recurring charge............       --        --         --         --      5,338        --         --
                                    -------   -------   --------   --------   --------   -------   --------
  Total operating expenses........   16,869    25,950     34,755     53,867     77,190    16,169     18,040
                                    -------   -------   --------   --------   --------   -------   --------
Operating income/(loss)...........      868    (1,573)    14,016     21,793    (27,629)   (5,242)  $(11,488)
Other income/(expense)............      997       998      1,195      2,108        778       542        405
                                    -------   -------   --------   --------   --------   -------   --------
Income/(Loss) before taxes........    1,865      (575)    15,211     23,901    (26,851)   (4,700)   (11,083)
Provision for income taxes........       --        --        990     (9,365)     2,636        (1)         0
                                    -------   -------   --------   --------   --------   -------   --------
Net income (loss).................  $ 1,865   $  (575)  $ 16,201     14,536    (24,215)   (4,701)   (11,083)
                                    -------   -------   --------   --------   --------   -------   --------
Minority interest.................       --        --         --        327         --        --         --
Net income (loss) before minority
  interest and cumulative effect
  of change in accounting
  method..........................  $ 1,865   $  (575)  $ 16,201   $ 14,863   $(24,215)   (4,701)   (11,083)
                                    -------   -------   --------   --------   --------   -------   --------
Cumulative effect of change in
  accounting method, net..........       --        --         --         --       (374)     (374)        --
Net income (loss).................  $ 1,865   $  (575)  $ 16,201   $ 14,863    (24,589)   (5,075)   (11,083)
Net income (loss) per share
  basic...........................  $  0.07   $ (0.02)  $   0.57   $   0.52   $  (0.83)  $ (0.19)  $  (0.36)
                                    -------   -------   --------   --------   --------   -------   --------
  diluted.........................  $  0.07   $ (0.02)  $   0.56   $   0.51   $  (0.83)  $ (0.19)  $  (0.36)
                                    -------   -------   --------   --------   --------   -------   --------
Weighted average number of shares
  outstanding
  basic...........................   27,460    28,473     28,490     28,734     29,755    28,865     30,633
  diluted.........................   27,663    28,473     28,843     28,936     29,755    28,865     30,633
                                    -------   -------   --------   --------   --------   -------   --------

                                                                                          THREE
                                                                  YEAR ENDED           MONTHS ENDED
                                                               DECEMBER 31, 2000      MARCH 31, 2001
                                                            -----------------------   --------------
                                                                                       (UNAUDITED)
BALANCE SHEET DATA (1):
Cash, cash equivalent and short term investments..........         $ 12,807              $  1,548
Working capital...........................................         $ 50,575              $ 37,068
Total assets..............................................         $206,926              $180,918
Short-term financial debt.................................         $ 28,856              $ 30,681
Total shareholders' equity................................         $ 86,738              $ 72,154

---------------
(1) Assets and liabilities are translated at exchange rates in effect at the end of the respective period, and revenues and expenses are translated at the average exchange rate during the respective period. See Note 1 of Notes to Financial Statements.

                          FOREIGN CURRENCY TRANSLATION

     The Euro is the functional currency of the Company as it is the currency of the principal economic environment in which Xeikon conducts its operations. The majority of the Company's revenues, costs and expenses are in Euro or a currency fixed to the Euro. The consolidated financial statements of the Company are translated from their functional currency into the reporting currency, the U.S. dollar, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. All translation gains or losses from the translation into the Company's reporting currency are included as a separate component of consolidated shareholders' equity. Fluctuations in the U.S. dollar and Euro exchange rates will affect period-to-period comparisons of the Company's reported results of operations.

     On May 30, 2001, the federal reserve H.10 Release on Foreign Exchange Rates reported that the exchange rate was 1 Euro = US $0.85760. The high and low H.10 Release daily exchange rates for each month during the previous six months were:

----------------------------------------------------------------------------
                        MONTH & YEAR                           HIGH    LOW
----------------------------------------------------------------------------
 November 2000                                                0.8694  0.8382
----------------------------------------------------------------------------
 December 2000                                                0.9388  0.8755
----------------------------------------------------------------------------
 January 2001                                                 0.9535  0.9181
----------------------------------------------------------------------------
 February 2001                                                0.9395  0.9057
----------------------------------------------------------------------------
 March 2001                                                   0.9340  0.8807
----------------------------------------------------------------------------
 April 2001                                                   0.9032  0.8814
----------------------------------------------------------------------------

     The average exchange rates for each period listed below (provided only for the periods beginning after the implementation date of the Euro of January 1,
1999) were calculated by using the average of the H.10 Release daily exchange rates on the last day of each month during the period, and are as follows:

                  Year ended December 31, 1999 -- 1.0588
                  Three months ended March 31, 2000 -- 0.9658
                  Three months ended March 31, 2001 -- 0.9105

  B.  CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

  C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

  D.  RISK FACTORS

     An investment in our stock involves risks. You should carefully consider the following risk factors relating to ownership of our stock, including our financial statement and the related notes before you decide to invest in us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also impair our business operations. Our business, operating results and financial condition could be adversely affected by any of the following risks.

 WE HAVE EXPERIENCED RECENT LOSSES AND EXPECT TO CONTINUE TO EXPERIENCE LOSSES IN THE NEAR FUTURE

     We have experienced significant losses during the last four quarters and expect to continue to experience losses during at least the second and third quarters of 2001. We attribute our recent losses principally to the lack of purchases by Xerox, the delayed full-scale introduction of our CSP 320 D, and the effects of the integration of the acquired Agfa-Gevaert DPS division staff. We do not expect that Xerox will make any purchases of our equipment in the future and there can be no assurance that the other factors will not continue to materially and adversely affect our future results.

 WE NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS

     Our revenue and credit lines are currently insufficient and we expect that they will be insufficient to meet our anticipated cash needs for the next twelve months. Further, as of March 31, 2001, we had used $23.8 million out of $30 million available under our credit lines. Our bank lines are terminable upon thirty days notice. Accordingly, we need additional capital to fund our operations. We can not assure you that capital will be available, that we will be able to obtain it on terms favorable to us or that we will be able to repay any debt that we incur in whole or in part. If adequate funds are not available, we may be unable to fund our current operations or repay our existing indebtedness, which would have a material adverse effect on our business.

 PRODUCT DEFECTS COULD CAUSE A DECLINE IN SALES AND AN INCREASE IN COSTS, WHICH WOULD HARM OUR OPERATING RESULTS

     Complex products like ours may contain defects that are detected only when the product is in use. Because we distribute our products to a large extent through third party distributors, there may also be delays in our awareness of and responses to end-users' problems with our products. Despite extensive testing of our products, we may release products into the market presenting technical issues, which could result in the loss or delay of revenue, loss of market share, diversion of research and development resources, or increased service and warranty costs. In addition, if our products are not reliable, we may lose credibility with existing and potential customers, which could result in reduced sales.

     We expect to start full-scale commercial shipments of the CSP 320 D in the third quarter of 2001. We are continuing to resolve the technical problems experienced with the CSP 320 D. If we are unable to solve these problems in a timely manner the full-scale commercial shipments of the CSP 320 D will be further delayed which will likely have a material adverse effect on our results of operations.

 SOME OF OUR PRODUCTS DEPEND ON SOFTWARE LICENSED TO US BY THIRD PARTIES. IF WE LOSE THOSE SOFTWARE LICENSES, WE COULD EXPERIENCE INCREASED COSTS AND PRODUCTION DELAYS

     Some of our products depend on software licensed to us on a non-exclusive basis by third parties. If those parties fail to continue to license their software to us or to support their software, we would incur costs and experience delays of at least several months in integrating alternate software into our products. This would result in diversion of our research and development resources, delays in production and possibly cause a loss of revenue and harm to our reputation. In some cases there are a limited number of suppliers of specialized software and we could have difficulty in obtaining an alternate supplier.

 WE DERIVE MOST OF OUR REVENUE FROM A SMALL NUMBER OF OEM AND VAD CUSTOMERS

     We rely to a significant degree on third party distributors, consisting of our OEMs and a network of VADs. The OEMs and VADs purchase production units from us for resale to end-users, and are required to provide product support and service to end-users. A small number of OEMs and VADs account for a significant portion of our revenues. If we lose our significant OEM customers or they decrease orders of our products, our revenue would decline and our operating results would suffer. The loss of any of these OEM partners, or significant reductions in purchases by them, could have a material adverse effect on our business. For example, Xerox accounted for approximately 29% of our revenues in 1999, only 14% of our revenues in 2000 and is not expected to make any equipment purchases from us in 2001. Our contracts with our VAD customers contain no commitments for future quantities, and our contracts with our OEM customers include only non-binding forecasts for future orders. We can not assure you that these customers will continue to purchase a significant volume of our products. They could decrease their orders for our products if demand for their products declines. Alternatively, they could choose to purchase a competitor's products, particularly if available in their region. A decline in demand for our products, by our OEM customers or our larger VAD customers, could adversely affect our revenues.

 OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER

     We have experienced fluctuations in our quarterly operating results. We expect that we will continue to experience them in the future, due to numerous factors including the announcement, introduction, and acceptance of new products and product enhancements by us and our competitors; size and timing of orders and shipments; loss of significant customers; delays in availability of product components from suppliers; spending patterns of our customers; currency fluctuations; general economic conditions; high average sales prices of our product range; the small number of major customers that make a relatively significant contribution to our total revenues; and technical problems in products we sell and related warranty expenses.

     We may experience fluctuations in the amount and timing of revenues if some of our customers delay or accelerate their delivery requirements or if a product's completion is delayed or accelerated. Fluctuations may also occur due to inventory surpluses among our OEMs and VADs. These fluctuations make it difficult for us to accurately predict our future revenues.

     In addition, the general reduction in commercial activity in Europe during the summer could have an adverse effect on our third quarter results of operations.

 THE MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE AND OUR INABILITY TO COMPETE EFFECTIVELY COULD DIMINISH OUR FUTURE SUCCESS

     The market for printing solutions is extremely competitive, and we expect competition to continue to increase as market demand increases. We may not be able to compete successfully with our competitors. Within the printing solutions market, we compete for product sales in the conventional offset, high-speed copier, other digital printing press markets and the office equipment market. Our broad product range includes digital color cut sheet printing products, digital color web-fed printing products and digital web-fed black & white products, including specialized toners, developers and usage parts. Our ability to compete in these various areas depends on factors both within and outside of our control, including evolving customer requirements, technological advancements and the products that we and our competitors develop in the future. Our competitors could develop new products, with existing or new technology, that could compete with the price and performance of our systems.

     We compete with both established and newly emerging companies, including some of our OEMs. Among our competitors are Xerox, Canon, Heidelberger Druckmaschinen, Indigo, MAN Roland, Creo Scitex, Oce, Aprion, KBA, Komori, and Xaar-based.

     Many of these companies have well-established names and market recognition as well as greater financial, technical, marketing, sales, manufacturing, and distribution resources than we do. We also face competition from newly-established companies. We may not be able to compete successfully in the future against these and other new competitors, which could cause us to lose market share and revenue.

 WE DEPEND ON OUR KEY EMPLOYEES

     Our success depends in large part upon the contributions of current key management and technical personnel. We do not maintain "key man" life insurance on any members of our senior management. Our future success will depend on our ability to retain key personnel and to attract highly qualified personnel. Competition for qualified personnel is intense, and we can not assure you that we will be successful in hiring or retaining them. The loss of key personnel or our inability to hire or retain additional qualified personnel could have a material adverse effect on our business.

 WE DEPEND ON SUBCONTRACTORS AND SUPPLIERS TO MANUFACTURE PARTS AND MODULES FOR OUR PRODUCTS

     We rely on subcontractors and suppliers to manufacture, subassemble, and perform first-stage testing of some of our modules and parts and to manufacture and supply some of our consumables. We manufacture only a limited number of our supplies used in our business and do not have ongoing contracts with many of our suppliers.

     Although we have or are developing alternative subcontractors and suppliers for most components, we have not yet identified alternative suppliers for all critical components. The loss of our current subcontractors or suppliers or their inability to meet our price, quality, quantity, and delivery requirements could affect our ability to meet customer demands and could adversely affect product sales. Some components depend on technology patented by others. We can not require a supplier to provide the component, license its technology to us, or vigorously protect that technology. In addition, we can not prevent a supplier from licensing its technology to others. If any of these events occur, they could adversely affect our sales and revenue.

 CHANGES IN THE US DOLLAR CURRENCY EXCHANGE RATES AFFECT OUR OPERATING RESULTS

     Our functional currency is the Euro, although we report our results in US dollars. In the past, the strengthening of the US Dollar against the Euro has hurt our operating results.

     A significant portion of our business is international in nature, but we prepare our financial statements in US dollars. We do not hedge against fluctuations in currency exchange rates. Fluctuations in the exchange rates of the Euro relative to the US dollar could cause fluctuations in our operating results which may not be related to our actual operations.

 WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS AND KEEP PACE WITH CHANGES IN TECHNOLOGY

     Our market is characterized by rapid technological change, evolving industry standards, and changing customer demands. Our future success will depend on our ability to invest in research and development, to develop, introduce and support new products and enhancements and to gain market acceptance of our new products. If we cannot continue to rapidly develop and to manufacture and market innovative products and services that meet customer requirements, we may lose market share and our future revenue and earnings may suffer. The process of developing new high technology products and services is complex and uncertain, and requires us to accurately anticipate customers' changing needs and the timing of those needs; anticipate emerging technological trends; and make long-term investments and commit significant resources to products without assurance of their market acceptance.

     Our broad range of products and services make the process of planning production and managing inventory levels even more difficult. Our products must keep pace not only with the technology and products of competitors but also with the introduction of new computer hardware and software and evolving computer industry standards. With the expansion of the internet as a tool for distribution of information, demand for printed products as a whole could decline. In light of these technological changes in the market in which we operate, we can not assure you that any of our new products or features will gain market acceptance.

 WE MAY UNDERTAKE ACQUISITIONS OR STRATEGIC ALLIANCES THAT COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     From time to time in the course of our business, we may engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures. Future acquisitions and strategic alliances could result in the following: potentially dilutive issuances of equity securities; large one-time write-offs; difficulties in assimilating operations, personnel, products and information systems; and diversion of management's attention from other business concerns.

     We have experienced many of these challenges in our recent acquisitions of Nipson International S.A. from Bull and the DPS division of Agfa. In particular, we have experienced difficulty in assimilating the operations of the acquired companies with our own.

 OUR FINANCIAL CONDITION COULD BE HARMED IF WE ENCOUNTER OBSTACLES IN OUR INTERNATIONAL OPERATIONS

     We market our products through OEMs and VADs in over 30 countries. International operations accounted for approximately 95% of our revenues in 2000, and we expect that they will continue to account for a significant portion of our revenues in the future. International operations are subject to inherent risks, including: fluctuations in exchange rates; credit risks; political and economic conditions in various jurisdictions; less favorable intellectual property laws; unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivables payment cycles, potentially adverse tax consequences; and challenges in staffing and managing foreign operations. We cannot assure you that these factors will not harm our financial condition.

 WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY TECHNOLOGY

     Our success depends in part upon our intellectual property rights. We have filed, or intend to file, patent applications in Europe, the United States, and elsewhere, covering some of our product features and technology. We have registered "Xeikon" as a tradename or trademark in the US, Belgium, The Netherlands, Luxembourg, France, Germany and Italy. Because we sell many of our products in countries where intellectual property laws are not well developed and offer few protections, we may not be able to adequately safeguard our proprietary technology in these countries. We cannot assure you that any patents we seek will be issued or that our issued patents will provide us a competitive advantage or will adequately protect our products. In addition, we can not assure you that any issued patents will not be challenged, invalidated, or circumvented by others, or that third parties will not claim that our products infringe upon their intellectual property rights.

     In addition to seeking patent protection, we have entered into non-disclosure agreements with our employees, non-compete agreements with some of our key employees, and confidentiality agreements with most of our OEM and VAD customers, subcontractors and suppliers. We can not assure you that these agreements will effectively protect our proprietary information. If we are unable to protect our intellectual property rights, we may not remain competitive and our business could be harmed.

 WE ARE INCORPORATED IN BELGIUM AND BELGIAN LAW GOVERNS OUR SHAREHOLDERS' RIGHTS AND BELGIAN LAW WHICH OFFERS LESS PROTECTION TO HOLDERS OF OUR ADSS THAN US LAW, GOVERNS OUR SHAREHOLDERS RIGHTS

     We are incorporated and headquartered in Belgium, and most of our manufacturing, distribution, and marketing support operations are based there. Because judgments of US courts may not be directly enforceable in Belgium, you may not be able to enforce US judgments against us based upon violations of US federal or state securities or other laws. The rights of our ordinary shareholders and some rights of holders of our ADSs, are governed by Belgian law, by our articles of association and bylaws, and laws of the European Union. These rights differ from the rights of shareholders in US corporations and could limit the rights of holders of our ADSs in a number of ways, including limiting their right to bring derivative actions.

 WE ARE SUBJECT TO BELGIAN ANTI-TAKEOVER PROVISIONS, WHICH COULD RESTRICT OUR ABILITY TO BE ACQUIRED

     Belgian law and the provisions of our articles of association and bylaws differ from the laws that govern US corporations. These provisions and laws may have an adverse effect on our business by restricting our ability to enter into change in control transactions. In order to amend our articles of association, we need the approval of at least 75% of our shareholders, and 80% if the amendment would change our corporate purpose. Any person who acquires beneficial ownership of voting securities entitled to at least 5% of our total outstanding voting rights, must give written notice to our Board of Directors and to the Belgian Banking and Finance Commission within two business days after the acquisition. An additional notice is required when a shareholder's beneficial ownership crosses any multiple of 5%, upwards or downwards, of the total outstanding voting rights. A person who intends to launch a public tender offer with respect to our voting securities must give prior notice of its intention to the Belgian Banking and Finance Commission. Any public tender offer must apply to all of our voting securities, and if it results in the acquisition of 90% or more of our voting securities, the tender offer must be reopened to allow the remaining shareholders to sell at the same price. Any person who is deemed to have acquired control of us by purchasing our voting securities, at a price, or for compensation, above the then market price, must launch a public tender offer for all remaining voting securities at the same price.

 OUR STOCK PRICE CAN BE VOLATILE

     The market price of our stock can be volatile. Some of the factors that can affect our stock price are: our, or a competitor's, announcement of new products, services or technological innovations; quarterly increases or decreases in our earnings; deviations of results or earnings from revenue or earnings estimates by the investment community; and speculation in the press or investment community.

     General market conditions and domestic or international economic factors unrelated to our performance may also affect our stock price.

 WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS IN VARIOUS COUNTRIES

     Some of our operations use substances regulated under various international laws governing the environment. Our failure to comply with these laws could result in legal liability and fines that could impact our financial condition.

 WE DO NOT PLAN TO PAY CASH DIVIDENDS

     We have not paid and do not plan to pay any cash dividends on our stock in the foreseeable future.

ITEM 4.  INFORMATION ON THE COMPANY.

  A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Xeikon N.V. ("Xeikon"), a Belgian corporation, was established in 1998 and operates under Belgian law. Our headquarters are located at 72 Vredebaan, 2640 Mortsel, Belgium. Our telephone number is 32(0)3 443 1311.

     On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation ("Varis"), a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock of Varis for $2,500,000. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which is due on March 4, 2001. Xeikon may extend the maturity date of the promissory note for one year in exchange for a warrant to acquire an additional 64.69 shares of Series B Preferred Stock. The investment is accounted at cost. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valued at the actual exchange rate. This is separately reflected as a non-recurring charge in the Consolidated Statements of Operations of the Company of 2000.

     On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. ("Bull") 80% of the outstanding shares of Nipson International S.A., a limited liability company organized under French law. The purchase price was 96,000,000 French Francs ("FF") (approximately U.S. $15.8 million, or 71.11 per share).

     From April 21, 2000 through April 21, 2001, Xeikon had the right to acquire the remaining 20% of Nipson International (337,500 shares) from the minority shareholders for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition. This right was extended for a six month period and now expires on October 21, 2001. If Xeikon does not exercise this option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning October 21, 2001 and ending April 21, 2002, to purchase all or part of their shares at a per share price equal to the Purchase Price.

     Bull has agreed to indemnify Xeikon until April 21, 2001 for breaches of customary representations and warranties subject to a maximum indemnification amount of 35,000,000 FF (approximately $5 million). The Company introduced claims for indemnification to Bull for approximately 35,000,000 FF (approximately $5 million) under the agreement.

     In connection with the acquisition, Xeikon assumed two loans of Nipson and its wholly owned subsidiary Nipson Inc. from its former majority shareholder Bull in the amount of 70,000,000 FF (approximately $10 million) and U.S. $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

     On June 30, 2000, the Company acquired the digital printing systems ("DPS") business of Agfa. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and $1.2 million in cash. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations -- including a manufacturing facility in Heultje, Belgium- research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

     On July 1, 2000, the Company entered into a joint venture with PrimeSource Corporation, called Canopy LLC ("Canopy"). The Company owns 26% of the voting shares and PrimeSource owns the remaining 74%. Canopy is controlled by PrimeSource and the joint venture agreement provides for certain protective rights for the Company. Canopy markets Xeikon-branded products in the United States and will also assume the technical service activities.

  B.  BUSINESS OVERVIEW

     Founded in 1988 and listed on Nasdaq in 1996, we are a leading developer and manufacturer of color and black & white digital printing systems for professional applications. Our systems and related consumables are designed to meet the quality, speed, reliability, cost variable content and on-demand requirements of the global digital printing market.

     Our digital color presses are used by commercial printers, photo engravers, graphic design bureaus and in-house production departments of large companies. Our digital black & white presses, which use a proprietary "magnetography" technology, are most suited for heavy duty variable data applications such as direct mail and transactional printing, security printing and on-demand printing such as books-on-demand. Our products allow users to print high-quality short run print jobs at substantial time and cost savings compared to traditional offset presses. Our systems permit end-users to print files on demand, directly from digital data without the time-consuming preparation of films, and plates and press setup, which are needed by traditional print methods.

     In addition, we sell a broad range of consumables, including specialized toners, developers, and usage parts. All specialized toners and developers have been created exclusively for our systems. As sales of such consumables represent a recurring stream of revenues, we expect our consumable sales to increase as the installed base of our printing system expands.

     We distribute our products through a direct sales force, OEMs and VADs. Our headquarters are located in Mortsel, Belgium, with manufacturing facilities located in Belfort, France and Mortsel and Heultje, Belgium and sales offices located in Chicago (US), Kuala Lumpur (Malaysia), London (UK), Miami (US for Central and South America), Neuss (Germany), Paris (France) and Tokyo (Japan). As of December 31, 2000, we had approximately 1,060 employees, with approximately 262 in R&D, 312 in Manufacturing and Logistics, 379 in Marketing, Sales and Support and 107 in General and Administrative Functions.

     Our revenues in 1997, 1998 and 1999 were $81.7 million, $136.1 million and $201.7 million, respectively, with operating income of $21.8 million in 1999. In 2000, our revenues declined to $173.4 million and we incurred an operating loss of $27.7 million primarily due to lack of purchases by Xerox, currency fluctuations, delayed introduction of our CSP 320 D, the integration of the Nipson black & white printing business and the Agfa-Gevaert digital printing systems division and transition of sales and services to MAN Roland. As a result of certain measures which have been, and continue to be, implemented by us, it is our intention to return to profitability by the fourth quarter of 2001. Our revenues for 2000, 1999 and 1998, respectively, were as follows in the following geographic regions: (i) US -- $56.6 million, $69.3 million and $49.2 million;
(ii) Rest of Europe -- $25.3 million, $29.8 million and $17.1 million; (iii) Belgium -- $9.1 million, $20.0 million, $25.9 million; (iv) The Netherlands -- $24.3 million, $39.0 million and $18.6 million; (v) United Kingdom -- $10.0 million, $10.1 million and $4.8 million; (v) Germany -- $30.3 million, $16.9 million and $12.5 million; and (vi) Other -- $17.8 million, $16.5 million and $7.9 million.

OUR SOLUTION

     We offer digital print solutions that excel in terms of print quality, productivity and cost-efficiency. Our digital print solutions cover a wide range of markets and applications in the graphic arts industry and are designed to meet the challenges and demands of commercial printing with applications like short-run color printing, Print on Demand, books on demand, direct marketing (1-to-1), transactional printing and e-printing. Our digital color presses also serve the labeling and packaging industry and other dedicated applications like security printing, Dry Digital Foto Finishing and CD printing. Our black & white solutions are powerful production systems for high-volume variable data applications such as direct mail and transactional printing, and on-demand printing applications such as books-on-demand. Many security (e.g. MICR printing) and dedicated applications are uniquely served by our black & white systems.

     Using our solutions, print providers are able to offer cost-effective, short-run printing. Digital technology exclusively enables Print on Demand, whereby quantities and cycle times can be varied according to end-user demand. Our solutions also allow the added value of personalization to printed communications for direct 1-to-1 marketing. This is achieved by linking the Customer Relationship Management ("CRM") system of an enterprise with the printing process, enabling each printed document to be individualized. Overall, our digital printing solutions create new opportunities within the print environment.

OUR STRATEGY

     The principal elements of our strategy include:

  - INCREASED FOCUS ON BRAND SALES. We have placed significant focus and resources on increasing our brand sales. We have split sales responsibility for branded products into the following regions: North America; Japan, Europe and the rest of the world. Our general manager in the US continues to be responsible for North America. We have, moreover, strengthened our sales organization in Japan, Europe and the rest of the world by creating general manager positions for those regions. In addition, we have integrated and strengthened our sales organization in a number of countries. For example, we have combined our black & white sales organization with our color organization where a color sales organization previously existed. We continue to strengthen and expand our relationships with VADs which have proven to be successful and are terminating those relationships which are under-performing. As a result of this focus, revenues from our branded color presses in the first quarter of 2001 increased 26% over the first quarter of 2000.

  - INTEGRATE ACQUIRED BUSINESSES In connection with the Agfa DPS acquisition, we acquired the sales and service force of Agfa DPS, as well as intellectual property, research and development and marketing personnel. Following that acquisition, we transferred most of the sales and service force from Agfa DPS to MAN Roland. MAN Roland began actively marketing our products, on an OEM basis, in the third quarter of 2000 in Europe, Latin America and parts of Asia. MAN Roland has built a separate headquarter infrastructure for their digital printing systems division. In addition, they have committed additional resources dedicated to the packaging segment of the digital printing market. In our black & white division, we intend to further integrate the research and development and sales functions of the acquired business with our own. In the area of research and development, we intend to leverage our digital front-end expertise. In addition, we intend to combine our sales and marketing operations in our color and black & white division.

  - ENTER NEW MARKETS. We have reallocated a significant portion of our R&D in order to start full-scale shipments of our CSP 320 D in the third quarter of 2001. We are currently the market leader in the high-end segment of the color digital printing market (machines priced over $200,000 each) and full-scale commercial shipments of the new CSP 320 D will allow us to enter into the large and growing mid-range digital color press segment (machines priced between $25,000 and $200,000 each). In addition, the CSP 320 D will enable us to expand our offering to existing customers by introducing a mid range digital color press to a higher volume market. Because of its unique features and capabilities such as one-step, double-sided printing, substrate flexibility and high print quality, we expect that sales from the CSP 320 D will represent a significant portion of our color revenues beginning in 2001.

  - FOCUS SALES ON HIGH MARGIN PRODUCT. We continue to focus on selling our high-end, high-margin DCP 500 D offering. Currently, no competitor is able to offer, a digital color press with features similar to the DCP 500 D. Our DCP 500 D is the only digital color press which can offer a A2 size format (sheets measuring 50 centimeters wide and up to 8 meters long).

  - REDUCE OPERATING EXPENSES. We expect to reduce our operating expenses by approximately 10% by the fourth quarter of 2001, to be achieved mainly through reduction of personnel costs, centralization of SG&A functions and better integration of our color division with our black & white division.

  - CONTINUE TO IMPROVE OUR TECHNOLOGY. We have been experiencing additional warranty claims and more onerous service contract obligations as a result of usage parts in the black & white machines having a shorter life time than we anticipated. We believe that we have eliminated this problem on new machines and will, over the next six months, substitute the new and improved parts throughout the installed base. Therefore, we expect all residual costs associated with this problem to end by the fourth quarter of 2001. As a result, we expect our margins to improve.

OUR COLOR PRODUCTS

     Our color digital print equipment cover a wide range of markets and applications in the graphic arts industry and are designed to meet the challenges and demands of commercial printing, transactional printing and the like, with applications like short-run color printing, POD, books on demand, direct marketing (1-to-1), statement printing and e-printing. Our color machines use electrophotographic imaging technology based on LED-array or laser imaging.

  - DCP 500 D, The Large Format Press. Our DCP 500 D is the only 20" (500 mm) wide digital color press on the market. It produces 130 pages per minute ("ppm") and features Xeikon's unique

One-Pass-Duplex(TM) technology, allowing printing on both sides of the sheet simultaneously. The DCP 500 D is our most powerful and flexible color press. It is ideally suited for the graphic arts, where applications are most commonly printed in the 20" wide (A2) format.

  - CSP 320D, The Flexible Sheet-fed Press. Our CSP 320D is an 11" x 17" + (A3+) four-color press with significant flexibility. It produces 32 ppm and features our unique One-Pass-Duplex(TM) technology for cut sheets. The CSP 320 D's unique sheet-fed mechanism facilitates quick paper changes over a wide variety of paper types.

  - DCP 320 Dx, The Stepping-stone Digital Press. Our DCP 320 Dx is a web-fed press handling paper widths of up to 12.6" (320 mm) with virtually no restriction on sheet length. It produces 70 ppm and features our unique One-Pass-Duplex technology. The press has been specially developed as a stepping stone to the POD market.

  - DCP 320 D, The Professional Press. Our DCP 320 D is a web-fed press, that has all the features and capabilities of the DCP 320 Dx (including One-Pass-Duplex technology), but in addition it produces 130 pages per minute for papers up to 130 gsm (grams per square meter). This press is an excellent fit for POD print providers that require quick turnaround times. The DCP 320 Dx can be fully upgraded to a DCP 320 D.

  - DCP 320 S, The Superior Label Press. Our DCP 320 S is a web-fed press handling widths of up to 13" (330 mm) at a speed of 24 ft/min (7.35 m/min) or 48 ft/min (14.7 m/min). All standard as well as non-standard label formats can be processed with virtually no restrictions on sheet length. The press easily incorporates numbering, bar-coding and versioning into a print job and its 5th white printing color enables full color printing on transparent or aluminum substrates. Its direct-to-substrate technology results in superior productivity and flexibility for short-run and on-demand work.

  - DCP 500 SP, The Paperboard Packaging Press. Our DCP 500 SP is optimized to handle the characteristic properties of paperboard with widths of up to 20" (50 cm). This complete and flexible color press produces an impressive 630 full color 20" x 27.6" (50 x 70 cm) sheets per hour and is ideally suited for cardboard applications in different versions or short runs.

  - UCOAT Coating Unit. Our UCOAT is designed to work in conjunction with all DCP digital color presses to UV-coat, slit, rewind, cut and laminate prints in one pass. This highly productive unit integrates seamlessly with a DCP and stacker unit and can be upgraded with different options.

OUR BLACK & WHITE PRODUCTS

     Our black & white print systems are constructed to reliably handle the high duty cycles of production printing. Our black & white printing systems, except the 910 CF, utilize patented magnetographic technology and a unique, non-contact, cold flash-fusing process which allows printing on a wide range of substrates. The following is a brief description of each of our lead black & white printing equipment products.

  - Xeikon 910 CF, The Continuous Form Press. Our Xeikon 910 CF is a continuous form simplex electrophotographic printer for high-production volumes. The press prints up to 800,000 pages per month on a wide range of print media. The Xeikon 910 CF is flexibly integrated, which guarantees easy pre- and post-processing of a large variety of jobs.

  - Xeikon 7000, The Wide Web Press. Our Xeikon 7000 is a wide-web press handling paper widths of up to 20.5" (52 cm). The press offers a high printing speed of up to 430 ppm in simplex or 860 ppm in Twin Engine Duplex configuration. The Xeikon 7000 prints on the widest range of media in the industry. These features enable the Xeikon 7000 to maximize productivity in direct mail applications.

  - Xeikon Vary Press T, The High Speed Press. Our Xeikon Vary Press T is a high speed press offering fully variable data printing at print speeds of up to 800 ppm in simplex or 1,600 ppm in Twin Engine Duplex (A4 size). The press allows printing on substrates of up to 20.5" (52 cm)
wide. The Xeikon Vary Press T is ideal for digital book production, fast-turn-around direct marketing and identification printing.

CONSUMABLES AND USAGE PARTS

     We sell a broad range of consumables, including specialized toners, developers, and usage parts. Digital printing requires the consumption of significant quantities of toners and developers and the regular replacement of certain printer parts that are subject to normal wear and tear, such as the drums, cleaning brushes and magnetographic printing heads. As sales of our consumables represent a recurring stream of revenues, we expect our consumable sales to increase as the installed base of our printing systems expands. In 1999 and 2000, sales from our consumables and usage parts represented 37% and 49%, respectively, of our total revenues.

     All specialized toners and developers have been created exclusively for our systems. We manufacture a majority of the toners and developers which are used in our system, with less than 25% manufactured by third parties. Toners that are manufactured by third parties are sold exclusively to us and are then resold to our customers. We hold patents on the toner technology with respect to the toners that we manufacture ourselves.

     Routine preventive maintenance of our systems includes the replacement of certain usage parts, such as developers (which are a mixture of magnetic carrier particles and toner), drums and cleaning brushes, many of which are also available only from us. Original equipment manufacturers and value adding distributors purchase these usage parts from us. The usage parts are engineered and produced by subcontractors and suppliers according to our designs and specifications. We perform additional assembly and calibration on these parts to ensure proper operation. See "-- Manufacturing and Assembly" and "-- Subcontracting and Supply Arrangements" below.

SALES AND MARKETING

     Our target market consists of commercial printers, in-plant printers, pre-press service bureaus and trade shops. Current users of our systems include some of the largest and most advanced commercial printing organizations in the world, such as R.R. Donnelley & Sons Company, Moore Business Forms, Inc., Banta Corporation, Dai Nippon Printing Co. and Toppan Forms.

     We sell our machines and consumables through a direct sales force, OEMs and VADs. OEMs purchase print engines for integration into their own printing systems under their own names. VADs sell our systems under the Xeikon name to end-users in defined geographic markets.

  - DIRECT SALES FORCE. We sell all of our color machine offerings and consumables directly to end-users in Belgium, France, The Netherlands, Japan, and the United States. In addition, our direct sales force sells our black & white machines in France, Belgium, the Netherlands, Germany, the UK and in the US. As of April 30, 2001, we had approximately 30 employees dedicated to direct sales. We expect to continue investing in expanding this channel.

  - OEMS. We currently sell printing systems under OEM agreements to MAN Roland and IBM. Using the Xeikon print engine as the core component, each OEM sells to end-users complete, stand-alone printing systems. These systems may offer front-end capabilities such as a specialized RIP and options for servers, image database software and other equipment. Our OEM partners offer significant advantages, such as the size of their sales and service organizations, their reputations for delivering quality products to the professional and corporate printing markets, and their ongoing commitment of resources to technical support. Under the terms of our OEM agreements, MAN Roland and IBM make purchase commitments by submitting irrevocable purchase orders. We may enter into other OEM relationships for additional segments of the printing market.

  - VADS. As of April 30, 2001, we had signed agreements with approximately 50 VADs, which act as systems integrators and distributors in specified geographic territories that include most industrialized countries. Sales to VADs consist of complete Xeikon system configurations (print engine and RIP), ready for resale under the Xeikon name to end-users. All of the VADs are distributors in the pre-press equipment market, and most are also distributors of printing equipment and supplies. The VADs integrate our presses into the end-user's selected desk-top publishing software and hardware architecture and post-printing process. We believe that distribution through VADs contributes to end-user awareness of the Xeikon name. A majority of our VAD agreements provide that the VAD has non-exclusive rights to sell our systems in a defined territory under the Xeikon name and prohibit the VAD from selling competing products in that territory.

PRODUCT SERVICE AND SUPPORT

     We offer first level support to end-users which have purchased our machines through our direct sales force channel. In order to assist with start-up of a digital printing system, we have created a market development kit, a comprehensive tool to support customers in building a digital color business. We also maintain a dedicated website for our customers and service partners to trouble shoot and address their service and support needs.

     Our OEMs and VADs provide end-users with service and support. We provide technical documentation to the OEMs and VADs in both hard copy and digital formats, and through our specialized website. We train OEM and VAD service coordinators and training staff. We also have a central office support team which provides onsite assistance with initial installations and offers telephone and other technical support to our OEMs and VADs.

MANUFACTURING AND ASSEMBLY

     We subcontract those manufacturing processes which can be done without jeopardizing the quality or the protection of our products and our intellectual property. This allows us to focus our efforts on manufacturing in-house the critical and highest value-added components and modules. This strategy also enables us to address sudden increases in production volumes without incurring associated investment risks. In addition, we are able to take advantage of up-to-date production technologies without bearing the associated investment costs.

     We closely control the cost and quality of the components and modules that we subcontract. We design and co-engineer with our subcontractors the components and modules that they manufacture in order to achieve a design that is suitable for manufacturing and that consequently has the lowest manufacturing cost. We use subcontractors and suppliers to manufacture, subassemble and perform first-stage testing of most components and submodules of the printing systems.

     In order to achieve the required quality for our printing systems, we perform the final assembly, testing and fine tuning and adjusting of the key components of our presses. Our flexible assembly lines are designed to work efficiently with a high throughput of supplied components and submodules. The fine tuning and adjusting stages of our manufacturing process are fully integrated in the assembly lines. Every printing system that is delivered is tested before it leaves the factory to ensure it meets the required quality.

     We manufacture key components for our printing systems if there is no experienced subcontractor or supplier capable of delivering them. For example, we manufacture the LED-based writing head in-house because of the level of proprietary technology and specialized capital equipment involved in its manufacturing.

     Our quality control and quality assurance programs involve prescribed procedures at both the subcontractor and the company level. Subcontractors perform quality control procedures under our direct supervision. In addition, most of the parts used by subcontractors are procured according to our specifications. We then conduct further testing during assembly at our facility. An important part of the testing of the digital presses involves actual printing tests and associated fine tuning and adjustments. For this purpose, we use a variety of paper grades and test patterns that are specifically designed to verify register accuracy, color density, and other print quality characteristics. We maintain a record of test results for each system. Our manufacturing strategy received the Logistics Europe Award for Engineering Manufacturing in 2000.

SUBCONTRACTING AND SUPPLY ARRANGEMENTS

     We have over 250 suppliers, subcontractors and subassemblers who participate in the manufacture, subassembly, and testing of various parts and components. Approximately 25 of these companies are responsible for significant portions of the manufacturing process. Our arrangements with our subcontractors and suppliers generally provide for the purchase of components, parts or services on a purchase order basis with the provision of on-going purchase forecasts by us. We ensure that alternative subcontractors and suppliers are available for the manufacture and supply of most components.

     Our principal criteria for the selection of subcontractors include product quality, cost, flexibility (e.g. in terms of lead times), production and testing capacity. We also consider the financial strength, size, and experience of potential subcontractors for the ability to produce similar kinds of equipment. Most of our subcontractors are located in Belgium, The Netherlands and France. Suppliers are situated in a number of locations world-wide.

COMPETITION

     The market for printing equipment is highly competitive. See "Risk
Factor -- The market in which we operate is highly competitive and our inability to compete effectively could damage our future success." We currently face competition from manufacturers in four principal categories: manufacturers of digital presses; manufacturers of conventional, offset presses; manufacturers of high-speed copiers and manufacturers of data processing equipment.

     We compete in several printing market segments: short run color printing; print on demand; direct mail distributors; label printing; packaging and transactional printing. Our principal competitors in these market segments include Indigo (mainly short run color printing and print on demand), Xerox (print on demand, direct mail and transactional printing) and Canon (short run color printing and printing on demand). Heidelberg is a competitor in the short run color printing market segment with its Quickmaster DI direct-to-press system and we expect that it will become a more important competitor in this market and also in the print on demand market when it commences shipment of its NexPress digital press. Indigo is our principal competitor in the label printing and packaging market segments. Our main competitors in the black & white market include Xerox (print on demand and direct mail), IBM (print on demand and transactional printing) and Oce (print on demand, transactional and direct mail).

     Manufacturers of printing equipment compete in all market segments on the basis of three factors: speed; quality and cost per page. We believe that we compete effectively in each area.

  - SPEED. The speed at which printers can print is an important competitive factor. Speed refers not only to impressions per minute but also to the start-up time required. Our digital color printers can print at extremely high rates of speed -- up to 130 pages per minute. This rate is considerably faster than, for example, Heidelberg's NexPress 2100 (70 pages per minute) and Xerox's 2060 (60 pages per minute). Further, while one of our competitors, Indigo, can also achieve comparable rates of speed to our DCP 320 D, 320 Dx and 500 D, the average cost of Indigo's products that are capable of such speeds is more than double the average cost of our equipment. In the black & white market, our printers can print up to 800 pages per minute, making these the fastest toner-based digital presses on the market. Our CSP 320D prints at a speed of 32 pages per minute.

  - PRINT QUALITY AND CAPABILITY. Print quality is an important competitive factor and depends in large part on spatial resolution, grey scale capability, and color register accuracy. Our printers achieve a spatial resolution of 600 dots per inch ("DPI") with grey scale capability which we believe is comparable in quality to the binary 800 DPI resolution achieved by competitive wet ink printers. In addition, we have the only A2 (50 cm) wide digital color printer, a format that enables users to have significantly more flexibility in the size and format of the printed product and fits nicely with existing finishing equipment.

  - COST PER PAGE. Perhaps the most important competitive factor is cost. This factor includes not only the initial equipment cost but also includes a number of elements such as job set up cost (mainly labor), cost of consumables (toner, usage parts and others) and finishing costs. These costs are reflected in a term referred to as "total cost per page" or "TCOP." While the cost of toner is relatively more expensive than the cost of ink, the equipment costs for digital presses are significantly less than offset presses. For run-lengths in excess of roughly 1,500 printed pages, offset presses have a lower TCOP than can be achieved by our printers. However, conventional offset presses lack the variable data printing capacity of the state of the art digital front ends incorporated in our presses.

INTELLECTUAL PROPERTY

     As of December 31, 2000, we had a patent portfolio of 183 active patent families, of which 15 are co-owned with third parties. In addition to patents, we believe our competitive position is dependent on our non-patentable industrial know-how, our copyrighted software, our proprietary integrated circuits, and the timing of the introduction of product innovations in advance of potential future competitors.

     We consider patent protection to be important to protect us from potential competition and to facilitate the realization of our business plan. Our failure to obtain some or all of these patents would facilitate the development of technology similar to our digital color press technology by our competitors. No assurance can be given that any or all of the patents for which we have applied will be granted or, that our technology does not conflict with existing patents. Although patents may be issued to us as a result of patent applications we have filed, our patented and unpatented technology may fall within the scope of existing patents.

     We have entered into agreements with each of Harlequin Limited, Barco Graphics N.V., Adobe Systems, Inc. and MPI Technologies, pursuant to which we have the right to use and distribute RIP software and other technology incorporated in our presses. We have also entered into a license agreement, whereby we have obtained world-wide license rights under certain patents and applications owned by Advanced Licensing Limited Partnership in exchange for certain initial payments and royalty payments that are contingent on certain future events.

     As of the end of December 31, 2000, we had registered (or at least applied for registration of) the following names as tradenames or trademarks usually at least in the US and in several Western European countries: Xeikon; Nipson Printing Systems; OpenPage Print Server; VaryPress; VaryBook; Chromapress; IntelliStream; IntelliPac; IntelliCache; EMERGE and Personalizer-X.

  C.  ORGANIZATIONAL STRUCTURE

     Our headquarters are located in Mortsel, Belgium, with manufacturing facilities located in Belfort, France and Mortsel and Heultje, Belgium and sales offices located in Chicago (US), Kuala Lumpur (Malaysia), London (UK), Miami (US for Central and South America), Neuss (Germany), Paris (France) and Tokyo (Japan).

  D.  PROPERTY, PLANTS AND EQUIPMENT

     Our headquarters are located at Vredebaan 72, 2640 Mortsel, Belgium and presently consist of approximately 140,000 square feet, of which approximately 15% is used for administration and marketing, and approximately 85% is used for research and development, manufacturing, and assembly. Through our wholly-owned subsidiary, Xeikon America, Inc., we lease approximately 20,000 square feet for our US sales and marketing operations in Chicago, Illinois. Through our interest in Nipson International, S.A., we became party to three additional leases for facilities in Germany, UK and USA, as well as to Nipson S.A.'s manufacturing facilities, consisting of approximately 45,476 square meters located in Belfort, France.

     We lease our primary facility in Mortsel, Belgium from Agfa-Gevaert under a lease which is automatically renewed for an unlimited number of one-year extensions unless terminated by either party with three months prior notice. The most recent such renewal was on February 1, 2001.

     We believe that these facilities will be sufficient to meet our needs for at least the next 12 months. However, we intend to move our principal operations in Mortsel, Belgium to a larger facility in order to achieve more efficiency in our operations and to accommodate growth. We acquired 4.5 acres of land in Lier, Belgium for approximately $2.7 million. On July 27, 2000, we signed an operating lease agreement for our new facilities in Lier for an amount of $30.4 million with quarterly payments (from the completion date foreseen as of March 31, 2002) for a 15 year period with a purchase option. The interest rate is based on the Euribor 3 months minus a discount (5.6%).

     In 2000, we engaged in a sale and lease back transaction through which we now have a capital lease commitment for our facilities in France, which expires at the end of 2012. For 2000, rent expenses related to capital leases were $39,738. The realized surplus amounts to $1,025 and is amortized over the leasing period.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

  A.  OPERATING RESULTS

     YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

     REVENUES. Revenues decreased 14% from $201.7 million for the year ended December 31, 1999 to $173.4 million for the year ended December 31, 2000. Revenues were principally affected by (1) the start-up of MAN Roland as a new OEM partner replacing Agfa Gevaert (2) the delay in the first commercial shipments of the new CSP (3) the decrease of shipments in the OEM channel (4) the decrease in equipment sales prices both in the color and black and white segment and (5) the adverse effect of the evolution of the EURO versus the US Dollar. Revenues from consumables, spare parts and service increased 15% from $74.3 million in the 1999 period to $85.5 million in the 2000 period, principally because of higher print activity in the market in combination with marketing programs, the increase in the installed base, and the impact of the Black & White market segment. The Company expects that revenues during the first half of fiscal 2001 will be adversely affected by customer purchasing delays due principally to the delay in shipments of the new CSP and the lower sales activity of the Xerox channel. The Company expects that there will be no future equipment sales to Xerox but only consumables such as toner, developer and drums.

     COST OF REVENUES AND GROSS PROFIT. Cost of revenues decreased 2% from $126 million in 1999 to $123.8 million in 2000. The decrease is the net effect of currency changes noted above, lower equipment shipments, a change in the product mix and the decrease in the OEM channel. Cost of revenues includes aggregate royalties of $0.2 million for 2000 payable to Xerox. Gross profit decreased 35% from $75.7 million for 1999 to $49.6 million for 2000. Gross margin deteriorated from 38% of revenues in 1999 to 29% of revenues in 2000. The decrease in gross profit was mainly due to quality problems related to writing heads and drums and the decrease in market prices of consumables in the black and white segment. Gross margin is also negatively affected by the weaker performance of the Company's service operations. In addition gross margin was adversely affected because of the lower sales prices due to the delay of the CSP shipments. Web-fed presses have been delivered to replace the CSP shipments at reduced prices negatively affecting the equipment gross margin. Lower shipments of the high margin 500D product resulted in lower overall equipment margin.

     RESEARCH AND DEVELOPMENT. Research and development expenses, excluding acquired in-process research and development, increased 32% from $20.2 million in the 1999 period to $26.6 million in the 2000 period. Research and development expenses were 10% of revenues in the 1999 period and 15% of revenues in the 2000 period mainly explained by the integration of the Agfa DPS division and the lower sales. Acquired in-process Research and Development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2 "Accounting for Research and Development Costs" amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. As a result, a charge of $1.75 million was recorded, which is reflected separately on the Condensed Consolidated Statements of Operations.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 32% from $33.1 million in 1999 to $43.5 million in 2000. The increase is mainly attributable to sales and marketing expenses, especially advertising and several trade shows, the impact of the Nipson acquisition and the integration of the Agfa DPS division. The Company is and will be investing in the direct sales channel.

     NON RECURRING CHARGE. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valued at the actual exchange rate. This is separately reflected as a non-recurring charge in the Consolidated Statements of Operations of the Company.

     OTHER INCOME (EXPENSE). Other income was $2.1 million for 1999 and $0.8 million for 2000 mainly due to the unfavorable evolution of the US Dollar versus the Euro, which resulted in less positive exchange rate differences.

     PROVISION FOR INCOME TAXES. The Company had net income of $14.9 million for 1999 and a net loss of $24.6 million for the period of 2000. The Company did not record a provision for income taxes due to the net loss realized during 2000. During the current period the Company recorded a deferred tax asset of $2.3 million related to the operations of Xeikon N.V.

     YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

     REVENUES. Revenues increased 48% from $136.1 million for the year ended December 31, 1998 to $201.7 million for the year ended December 31, 1999. Increased revenues were the result of (1) the inclusion of 8 months of results of Nipson following the consolidation as of acquisition and (2) improved sales mix of systems (3) increase of non-equipment sales resulting from the increased installed base. Revenues from consumables, spare parts and service increased 95% from $38.2 million in the 1998 period to $74.3 million in the 1999 period, principally because of higher print activity in the market in combination with marketing programs, the increase in the installed base, and the impact of the Nipson acquisition. The Company expects that revenues during the first half of fiscal 2000 will be adversely affected by customer purchasing delays due principally to (1) Drupa as (2) the expected releases of new product versions in June 2000.

     COST OF REVENUES. Cost of revenues increased 44% from $87.3 million in 1998 to $126 million in 1999. The increase is due to the Nipson acquisition noted above, lower raw material costs, increased production efficiencies and improved fixed costs absorption. Cost of revenues includes aggregate royalties of $0.6 million for 1999 payable to Xerox.

     GROSS PROFIT. Gross profit increased 55% from $48.8 million for 1998 to $75.7 million for 1999. Gross margin improved from 36% of revenues in 1998 to 38% of revenues in 1999. The improvement in gross margin is due to those factors positively affecting revenues and cost of revenues, noted above.

     RESEARCH AND DEVELOPMENT. Research and development expenses, excluding acquired in-process research and development, increased 62% from $12.5 million in the 1998 period to $20.2 million in the 1999 period. Research and development expenses were 9% of revenues in the 1998 period and 10% of revenues in 1999 period. Acquired in-process Research and Development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2 "Accounting for Research and Development Costs" amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. As a result, a charge of $0.6 million was recorded. This item is reflected separately on the Condensed Consolidated Statements of Operations.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 49% from $22.3 million in 1998 to $33.1 million in 1999. The increase is mainly attributable to sales and marketing expenses, especially advertising and several trade shows and the impact of the Nipson acquisition.

     OTHER INCOME (EXPENSE). Other income was $1.2 million for 1998 and $2.1 million for 1999. The other income for both periods is mainly attributable to the interest income and exchange rate differences.

     PROVISION FOR INCOME TAXES. The Company had net income of $16.2 million for 1998 and a net income of $14.9 million for period of 1999. The Company utilized its unrecognized net operating loss carryforwards to offset its taxable income for the 1998 period and capitalized its remaining Belgian tax loss carryforwards for an amount of $987,000. In the 1999 period Xeikon recorded a tax charge of $9.4 million.

     MINORITY INTEREST. The Company acquired 80% of the total shares of Nipson. The Company reflects this minority interest in its income statement. For the 1999 period this minority interest accounted $327,000 of the Company's income.

  B.  LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities produced negative cash of $2.7 million during the 2000 period.

     The Company incurred significant losses from operations for the year ended December 31, 2000 ($24.6 million), and the first quarter of 2001, ended March 31 ($11.1 million). The Company is addressing profitability issues. The developed strategy includes changes in business focus and organizational structure in order to improve revenues, gross and operating margins and the Company's liquidity position. The principal elements of this strategy are to: increase Xeikon brand sales, realize synergies from the Agfa DPS acquisition and the Company's new relationship with MAN Roland, launch the CSP, focus on the DCP 500D offering, reduce operating expenses, and improve the consumption of usage parts. At December 31, 2000, the Company had $12.8 in cash and cash equivalents. At year end, the Company's notes payable to banks amounted to $25 million. The Company uses its credit line facilities in the event that its liquidity needs are not met by its then available cash. Total available credit lines at year end amount to $40.3 million. In addition, the Company intends to raise additional capital in the public or private capital markets through the issuance of equity securities, debt securities or a combination thereof. During the second quarter of 2001, the Company signed a contract with various banks to pledge its business for EUR31 million (approximately $29 million) to guarantee its available credit lines. The available credit lines have been decreased $7.7 million from $40.3 million at the end of 2000 to $32.6 million at the end of May 2001. Amounts due under the Company's credit lines are payable on demand and the credit lines may be cancelled for any reason upon 15 to 30 days' notice. The Company expects that its revenue and credit line facilities will be insufficient to meet anticipated cash needs for the next twelve months. Accordingly, the Company needs additional capital to fund operations. If adequate funds are not available, the Company may be unable to fund current operations or repay existing indebtedness, which would have a material adverse effect on the Company's business.

     In April 1999, Xeikon used approximately $15.8 million in cash to fund its acquisition of an 80% interest in Nipson. From April 21, 2000 through April 21, 2001, Xeikon had the right to acquire the remaining 20% of Nipson (337,500 shares) for a price per share equal to 71.11 FF per share plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). This right was extended for an additional six months for no additional consideration, and now expires on October 21, 2001. If Xeikon does not exercise this option, the holders of the 20% minority interest may require Xeikon, during the period beginning October 21, 2001 and ending April 21, 2002, to purchase all or part of their shares at a per share price equal to the Purchase Price.

     In connection with the Nipson acquisition, Xeikon assumed two loans of Nipson and its wholly owned subsidiary Nipson Inc. from the former majority shareholder Bull in the amount of 70,000,000 FF (approximately $10 million) and US $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan will bear interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

     In connection with the acquisition of the land for expansion of its manufacturing facilities, the Company assumed a roll over credit facility of Euro 3 million as of July 1, 1999, bearing interest at the Euribor rate plus 0.20%. The total value of the acquired land amounts to Euro 3 million.

     On July 27, 2000, the Company signed an operational lease agreement for a new plant in Lier (Belgium) for $30.4 million with quarterly payments (from the completion date foreseen as of March 31, 2002) for a 15 year period with a purchase option. The interest rate is Euribor 3 months minus a discount (5.6%).

  C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     We consider the development of new products to be vital to our future success. We plan to continue to devote significant resources to research and development and to continue to advance our proprietary technology. Research and development expenses, excluding acquired in-process research and development, increased 32% from $20.2 million in the 1999 period to $26.6 million in the 2000 period, and increased 62% from $12.5 million in the 1998 period to $20.2 million in the 1999 period. Our research and development expenses during 2000 were approximately 15% of revenues, and we expect to continue to spend approximately 10% of our revenues on research and development in 2001. This will permit us to accelerate the development of future products with a focus on lowering the total cost per printed page and broadening addressable markets and applications. Specifically, our research and development efforts include significant activities in electrophotography, magnetography, precision mechanics, opto-electronics, micro-electronics and in-process control image processing hardware and digital front-end software. As of April 30, 2001, approximately 225 employees were dedicated to our research and development activities.

     As of December 31, 2000, we had a patent portfolio of 183 active patent families, of which 15 are co-owned with third parties. A patent family is usually comprised of a patent or patent application filed at the European Patent Office, and corresponding patents and/or patent applications filed in the United States and eventually in Japan. For the most important patent families, protection is also sought in several other countries throughout the world including Taiwan, Brazil, Australia and China. From these 183 patent families, 32 are intended to protect our black & white magnetographic printing systems and the related consumables, while 151 are intended to protect our color printing systems.

     The 151 patent families related to color printing can be classified as follows: 91 patent families are related to non-impact color printing systems including components and digital front-ends; 47 are related to toner/developer for color printing; and 13 are related to the photosensitive layer whereon the latent image is formed. These 151 patent families are comprised of 113 European patent applications, of which 53 are granted and 60 still in prosecution; 139 US patent applications, of which 113 are granted and 26 still in prosecution; and 94 Japanese patent applications, of which 18 are granted and 76 still in prosecution.

     In addition to patents, we believe our competitive position is dependent on our non-patentable industrial know-how, our copyrighted software, our proprietary integrated circuits, and the timing of the introduction of product innovations in advance of potential future competitors.

     We consider patent protection to be important to protect us from potential competition and to facilitate the realization of our business plan. Our failure to obtain some or all of these patents would facilitate the development of technology similar to our digital color press technology by our competitors. No assurance can be given that any or all of the patents for which we have applied will be granted or, that our technology does not conflict with existing patents. Although patents may be issued to us as a result of patent applications we have filed, our patented and unpatented technology may fall within the scope of existing patents.

     We have entered into agreements with each of Harlequin Limited, Barco Graphics N.V., Adobe Systems, Inc. and MPI Technologies, pursuant to which we have the right to use and distribute RIP software and other technology incorporated in our presses. We have also entered into a license agreement, whereby we have obtained world-wide license rights under certain patents and applications owned by Advanced Licensing Limited Partnership in exchange for certain initial payments and royalty payments that are contingent on certain future events.

     As of the end of December 31, 2000, we had registered (or at least applied for registration of) the following names as tradenames or trademarks usually at least in the US and in several Western European countries: Xeikon; Nipson Printing Systems; OpenPage Print Server; VaryPress; VaryBook; Chromapress; IntelliStream; IntelliPac; IntelliCache; EMERGE and Personalizer-X.

  D.  TREND INFORMATION

     The market for digital printing encompasses a wide range of printed materials, ranging from one-time event-related materials, such as programs and posters, to newsletters, magazines and books printed in small quantities, to marketing brochures, product catalogues and direct mailings which need to be customized for specific customers or for geographic regions. Increasingly, print buyers are demanding high quality, full color documents printed on demand at shorter run lengths, often incorporating variable content. In addition, digital printing customers are demanding that printing organizations fulfil these requirements in a cost effective manner.

     In addition to facing these evolving customer requirements, the providers of printed output must compete in a highly fragmented and competitive environment. The proliferation of desktop publishing and digital information is changing the way documents are created and printed. This change has forced printers to seek to improve their quality and service to meet print buyer demands while increasing their productivity and profitability. The technological limitations of traditional printing processes have so far prevented printing organizations from fully responding to these changing demands.

     From 1997 to 1999, we consistently grew our revenues, gross margins and operating margins. We experienced strong revenue growth because of the introduction of our DCP 50 D (the predecessor of the DCP 500 D) and the addition of Xerox as an OEM sales partner. Our gross margins grew from 24% in 1996 to 38% in 1999 as a result of the introduction of the higher margin DCP 50 D, the addition of Xerox as an OEM sales partner and certain efficiencies gained throughout the color product range, such as lower material cost due to greater purchasing power and better overhead cost absorption due to higher sales volumes. As a result, our operating income grew from a loss of $1.6 million in 1997 to an income of $21.8 million in 1999.

     Beginning with the second half of 1999, we experienced several challenges which adversely affected our revenues, gross margins and operating expenses in fiscal year 2000 and the first quarter of 2001. These challenges included the following:

  - LOSS OF OEM PARTNER. In 2000, one of our OEM partners, Xerox, altered the focus in its product offerings, stopped proactively marketing our equipment and concentrated its efforts on selling the significant inventory of our equipment that it had accumulated in 1999 and the first half of 2000. While we continue to sell consumables to Xerox, we do not expect to sell any equipment to Xerox in the foreseeable future. Sales to Xerox fell from 29% of total revenue in 1999 to 8% of total revenue in the first quarter of 2001.

  - DELAYED FULL-SCALE COMMERCIAL LAUNCH OF OUR CUT SHEET PRESS. We anticipated that our competitors would launch new cut sheet product offerings at the May 2000 DRUPA. Accordingly, we accelerated the launch of our first cut sheet color press, the CSP 320 D, to coincide with the May 2000 DRUPA. In the fourth quarter of 2000, we delayed full-scale commercial shipments of the CSP 320 D until we could address reliability concerns associated with that product. As a result of this early launch, we incurred significant costs associated with the machines that we sold. These costs, many of which we incurred largely to preserve our strong customer relationships, included maintenance expenses, greater than anticipated prototype expenses, attractive pricing on substitute machines and discounts on consumables. These costs had a material adverse effect on our gross margins beginning in fiscal year 2000.

  - DEPRECIATION OF EURO. The Euro is our functional currency, as it is the currency of the principal economic environment in which we conduct our operations. The majority of our revenues, costs and expenses are in Euro or a currency fixed to the Euro. Our consolidated financial statements are translated from their functional currency into the reporting currency, the US dollar, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. When translated into US dollars, our revenues and net income have been adversely affected by an appreciation of the value of the US dollar against the Euro in the year ended December 31, 2000. The US dollar was approximately 16% higher against the Euro for 2000 compared to 1999 and 4% higher against the Euro for 1999 compared to 1998.

  - DIFFICULTIES IN INTEGRATION OF RECENT ACQUISITIONS.

      - Nipson Black & White Printing Systems. To increase our product offerings, we purchased the black & white digital printing systems business of Bull in April 1999. We experienced little, if any, revenue growth in 2000 in our black & white business because the integration of the sales and marketing efforts of that division has taken longer than anticipated. Also, the gross margin for the black & white division has been lower as a result of (i) the lower installed base of black & white machines, (ii) additional warranty claims and excessive parts use included in service contracts resulting from usage parts of the black & white machines having a shorter lifetime than anticipated, and (iii) lower sales prices on consumables as a result of increased competition.

      - Agfa Digital Printing Systems Division. In January 2000, we agreed to purchase the Digital Printing Business of Agfa ("Agfa DPS"). Agfa DPS was an important OEM sales partner for our equipment and an important supplier of consumables to us (sales to Agfa DPS in 1999 represented 10% of our total revenues). The acquisition of Agfa DPS enabled us to acquire a state of the art toner manufacturing facility, intellectual property, and a sales and service organization in various countries throughout the world. However, the consummation of the acquisition and the integration of Agfa DPS's sales and customer services organization took longer than we anticipated. This delay adversely affected sales of new equipment. Also, as a result of the Agfa DPS acquisition, our operating expenses increased significantly beginning in July 2000 with the addition of 140 employees to our payroll.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

  A.  DIRECTORS AND SENIOR MANAGEMENT

                                   MANAGEMENT

     In accordance with Belgian law, our affairs are managed by our Board of Directors. Pursuant to our "Statuten", executive authority for daily management may be delegated to one or more Directors referred to as Managing Directors ("afgevaardigd bestuurder"). Our board may also delegate specific authority to one or more Directors or officers. The law and our Statuten also provide that specific procedures should be followed in case one of our Directors is faced with a conflict of interest. The following table sets forth certain information with respect to our executive officers and directors.

         NAME           AGE                             POSITION
         ----           ---                             --------
Alfons Buts             45    President, Chief Executive Officer and Director (1)
Gerrit Keyaerts         50    Senior Vice President, Chief Financial Officer
Jan Van Daele           47    Senior Vice President, Research & Development, and Director
Luc Van Aken            42    Senior Vice President, Operations
Herman Remmerie         44    Senior Vice President, Marketing and Corporate Planning
Hans Cockx              40    Vice President, Human Resources, IT and Corporate Services
Guy Van der Celen       47    Vice President, Sales Europe and Rest of World
Paul Peyrebrune         56    President and Chief Executive Officer, Xeikon America, Inc.
Marc-Emmanuel Blanpain  57    President, Xeikon Japan, Ltd.
Gino Despeghel          59    Executive Chairman of the Board of Directors
Fred Chaffart           65    Director
Jo Cornu                56    Director
Philippe Naert          57    Director (2)
Jean-Pierre Ruquois     55    Director
Guido Verdeyen          62    Director
Paul Verdurme           53    Director (1)(2)

---------------
(1) Member of the Human Resources Committee of the Board of Directors.

(2) Member of the Audit Committee of the Board of Directors.

     ALFONS BUTS is our Chief Executive Officer and President and a Director. Mr. Buts joined us in 1990 as Vice President, Sales and Marketing. From June 1996 to July 1997, Mr. Buts was our Chief Operating Officer. He became a Director in 1993. From September 1987 until joining us, Mr. Buts was General Manager of the European operations of Intec Corporation, a manufacturer of automatic visual inspections systems. Prior to joining Intec, Mr. Buts was Director of Marketing and President of the US subsidiary of ICOS Vision Systems N.V., a Belgium-based manufacturer of digital image processing systems. Mr. Buts completed the Doctoral Program in business administration at the University of Antwerp.

     GERRIT KEYAERTS is our Senior Vice President, Chief Financial Officer. Mr. Keyaerts joined us in February 2001. From 1996 until joining us, Mr. Keyaerts was Vice President of Finance for the Dairy Products Division of Danone, the largest revenue and profit contributor of the Paris-based Danone Group. Prior to joining Danone, Mr. Keyaerts worked for ten years with Benckiser GmbH, most recently as the Finance Director, Household and Cleaning Division. Mr. Keyaerts holds a degree in Commercial and Financial Sciences from the VLEKHO Institute in Brussels.

     JAN VAN DAELE is our Senior Vice President, Research and Development, General Manager Xeikon France and a member of our Board of Directors. Prior to joining us in 1993, Mr. Van Daele held several research and development management positions at Agfa-Gevaert. Mr. Van Daele holds a Master of Applied Science and a Ph.D. in electronic engineering from the University of Leuven and an MBA from the University of Antwerp. He holds several patents in the fields of image scanning and digital image processing.

     LUC VAN AKEN is our Senior Vice President, Operations. Prior to joining us in 1999, Mr. Van Aken served as a Manager of Engineering for By-Cast N.V. and as a Project Consultant for Xeikon N.V. in the Research and Development Department. Previously, Mr. Van Aken was a Department Head in the Research and Development Equipment Group of Agfa-Gevaert N.V. from 1987 until 1997. Mr. Van Aken holds a Ph.D. in Mechanical Engineering from the University of Leuven, a Master of Science in Mechanical Engineering from the University of Wisconsin, Madison and a degree in Civil Engineering from the University of Leuven.

     HERMAN REMMERIE is our Senior Vice President, Marketing and Corporate Planning. Prior to joining us in July 2000, Mr. Remmerie was General Manager of Agfa-Gevaert's Digital Printing Systems Division until the integration of that division into our operations as of July 2000. Previously, Mr. Remerrie held several positions in Agfa's Graphic Systems Business Group, where he worked since 1982. Mr. Remmerie also served on our Board of Directors between 1997 and 2000. Mr. Remmerie holds degrees in Civil Engineering from the University of Leuven and in Business Administration from the University of Antwerp.

     HANS COCKX is our Vice President Human Resources, IT and Corporate Services. Prior to joining us in 1998, Mr. Cockx occupied various human resources positions at Agfa-Gevaert N.V. from 1988 to 1998. Mr. Cockx has a degree in psychology from the University of Leuven and a Masters in Business Administration from the University of Antwerp.

     GUY VAN DER CELEN is our Vice President, Sales Europe and Rest of World. Prior to joining us in October 2000, Mr. Van der Celen was the business unit director, Industrial Division, of Avery Dennison. In his capacity, Mr. Van der Celen held P&L responsibilities for the company's adhesive tapes and labels business for the automotive, packaging and electronics industries. Prior thereto Mr. Van der Celen assumed international sales and marketing functions at Crown Cork and Unilever.

     PAUL PEYREBRUNE is President and CEO of Xeikon America, Inc. Mr. Peyrebrune joined us in July 1997. Previously, Mr. Peyrebrune was Director of Operations-Western Region of KBA Planeta N.A., a leading German supplier of offset presses and other printing equipment. Prior to KBA Planeta, he held several executive positions at the printing equipment division of MAN Roland. Mr. Peyrebrune received his B.S. from the University of Dayton and his M.B.A. from the University of Chicago.

     MARC-EMMANUEL BLANPAIN is the President of Xeikon Japan, Ltd. Mr. Blanpain joined us in 2000. From 1998 until joining us, Mr. Blanpain acted as the Chief Financial Officer of Customer Dialogue Systems. Mr. Blanpain served as our Chief Financial Officer from July 1995 until July 1998. Previously, Mr. Blanpain also served as director of finance or chief financial officer of Codic Group, Memorex Telex Group, Laura Ashley and subsidiaries of Abbot Laboratories.

     GINO DESPEGHEL is Executive Chairman of the Board of Directors. Mr. Despeghel became a Director in June 2001. Mr. Despeghel is the former President of the Graphic Systems Division of Buhrmann N.V. He holds a degree in Business Administration from the University of Brussels.

     FRED CHAFFART became a Director in March 2000. Mr. Chaffart is a Non-Executive Board Member of Agfa-Gevaert N.V. and the Gevaert Holding Company. Mr. Chaffart also serves as Chairman of the Board of Sabena. Previously, he served as President of the Executive Committee of the Generale Bank, Chief Executive Officer of CBR, Belgium's leading cement group and Tiense Suikerraffinaderij N.V., Belgium's market leading sugar refiner. Mr. Chaffart holds a degree in economics and completed the Senior Executive Program at Stanford University.

     JO CORNU became a Director in January 2000. Mr. Cornu is the Executive Assistant to the Chairman of Alcatel. Previously, Mr. Cornu was Chief Operating Officer of Alcatel Telecom from 1995 to 1999, having started his career in a subsidiary of ITT, Bell Telephone, in 1973.

     PHILIPPE NAERT became a Director in January 2000. Mr. Naert is the former Dean of INSEAD and the current Dean of Tias Business School. Mr. Naert is a member of the European Advisory Board of C&A and previously served as a consultant to a number of international companies including Cadbury-Schweppes, Sara Lee, Ciba, Novartis, Heineken, Unilever and UCB Pharma.

     JEAN-PIERRE RUQUOIS became a Director in June 2001. Since 1999, Mr. Ruquois had represented Sofina on our Board of Directors. Mr. Ruquois is Executive Vice President of Sofina N.V., and a Director of GIB, Electrabel and Cofinimmo.

     GUIDO VERDEYEN became a Director in March 2000. Mr. Verdeyen is Director of Sofadi, a commercial printing company and a Director of several subsidiaries of the VUM Group, one of Belgium's leading media companies. Mr. Verdeyen is the former General Manager of the VUM Group, and the former Executive Officer of Het Volk N.V., a newspaper publishing company.

     PAUL VERDURME became a Director in 1988. He is Managing Partner of IT-Partners, a venture capital company. Since August 1987, Mr. Verdurme has been an Investment Manager at Euroventures Benelux, a venture capital company and is also a Partner of Euroventures Benelux. Mr. Verdurme holds degrees in law and economics from the University of Leuven.

     There are no family relationships among the directors or executive officers.

  B.  COMPENSATION

     COMPENSATION PAID AND BENEFITS IN KIND GRANTED

     The aggregate compensation accrued and paid to the 16 executive officers of the Company in 2000 totaled approximately $1,176,000. The aggregate amount accrued and paid in 2000 to provide pension benefits for such directors and executive officers totaled approximately $113,000. Non-executive members of the Board of Directors receive a compensation for their services of $1,000 per board meeting they attend. Members of the Board who serve on the Human Resources Committee or Audit Committee receive no additional compensation.

     POST-RETIREMENT BENEFITS

     The Company also has a defined contributory type pension plan for its management. The net periodic pension cost for the defined contribution pension plan was approximately $916,000 for the year ended December 31, 2000.

     WARRANTS

     The extraordinary shareholders' meeting of February 28, 2000 gave the authority to the Board of Directors to increase the capital of the Company through the issuance of 500,000 shares, options and warrants. Using this authority, the Board of Directors approved a new stock option plan, under which it granted 21,000 warrants to 7 non-executive directors of the Company. Each warrant holder has the right to subscribe to one new share per warrant, at the price of EUR 10 per share.

  C.  BOARD PRACTICES

     Paul Verdurme has served on the board of directors of the Company since 1988, and his current term of office expires immediately after the annual shareholder meeting of 2007. Jan Van Daele and Alfons Buts have served on the board of directors of the Company from 1998 and 1993 respectively, and both of their current terms of office expire immediately after the annual shareholder meeting of 2007. Fred Chaffert, Guido Verdeyen, Jo Cornu and Philippe Naert have served as directors of the Company since 2000, and their current terms of office expire immediately after the annual shareholder meeting of 2005. Gino Despeghel and Jean-Pierre Ruquois have served on the board of directors of the Company since 2001 and their current terms of office expire immediately after the annual shareholder meeting of 2007. The directors do not have service contracts providing for benefits upon termination of employment. The audit committee of the board of directors of the Company oversees actions taken by the Company's independent auditors, recommends the appointment of auditors and reviews the Company's internal audits. Item 6A lists the members of the audit committee of the board of directors of the Company.

  D.  EMPLOYEES

     As of December 31, 2000, we had approximately 1060 full-time employees in the following areas: approximately 262 in Research and Development; 312 in Manufacturing and Logistics; 379 in Marketing, Sales and Support and 107 in General and Administrative Functions, 530 of whom were located in Belgium, 70 in the US, 26 in Germany, 32 in the UK, 20 in Japan and 382 in France. These figures do not include personnel involved with us at the subcontractor, OEM or VAD levels. We have never experienced a work stoppage and we have a very low manpower turnover rate. We believe that our relations with employees are good, that our employees are highly qualified for our business and that our employees are fully dedicated to Xeikon.

     Belgian law requires companies employing a weighted average of 100 or more employees to set up a "Workers' Council," composed of representatives of the company's employees and management. Belgian law requires companies to set up a workers' council from the very beginning of the operations. Workers' councils have an advisory function, are entitled to certain corporate, financial, commercial, and personnel information, and are involved in cases of "collective dismissal" procedures. The determination of the number of employees is based on a one-year period preceding the quarter in which the election procedure must be initiated. We installed a workers' council in Belgium on June 23, 2000.

     French law requires companies employing over 50 employees consecutively or not over a three-year period to set up a "Workers' Council". Such council is composed of employees' representatives and is managed by a representative of the employer. Under French law, such council has an advisory function and must receive periodic information relating to the management of the Company in all fields, especially with respect to lay-off procedures.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

  A.  MAJOR SHAREHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of our Ordinary Shares and Ordinary Share equivalents as of April 30, 2001. The information is provided for each person known to us to beneficially own more than 5% of any class of share capital, all of our executive officers and directors as a group and shares owned by stockholders with representations on our Board of Directors.

                      BENEFICIAL OWNER                        NUMBER OF SHARES   PERCENTAGE(1)
                      ----------------                        ----------------   -------------
Agfa-Gevaert Investment Fund N.V. (2).......................     7,634,041           24.9%
Sofina N.V. (3).............................................     1,577,362            5.1%
All directors and officers as a group (16 persons)(4).......       491,979            1.6%

---------------
(1) For purposes of this table, ownership is determined in accordance with the beneficial ownership rules of the United States Securities and Exchange Commission that deem shares to beneficially owned by any person who has, or shares, voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. The percentage ownership is based on 30,633,055 Ordinary Shares outstanding as of April 30, 2001.

(2) Includes shares owned by Agfa-Gevaert Investment Fund and Luithaegen N.V., affiliates of Agfa-Gevaert N.V.

(3) Includes 1,434,905 shares owned by Sofina and 142,457 shares owned by an affiliate of Sofina.

(4) Excludes shares owned by Agfa-Gevaert N.V. and Sofina N.V. Directors and officers, as a group, beneficially own warrants to purchase approximately 138,805 Ordinary Shares. Of these warrants, 4,805 are vested but are not currently exercisable, and therefore are not included in the total number shares outstanding for purposes of calculating beneficial ownership.

  B.  RELATED PARTY TRANSACTIONS

     See Note 14 to the financial statements provided herein pursuant to Item
18.

  C.  INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

  A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18. Financial Statements.

  B.  SIGNIFICANT CHANGES

     None.

ITEM 9.  THE OFFER AND LISTING.

  A.  OFFER AND LISTING DETAILS

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Ordinary Shares are traded on the Nasdaq Stock Market under the symbol "XEIK." The following table sets forth, for the period indicated, the high and low sale prices per share as listed on the Nasdaq Stock Market.

                                                              HIGH     LOW
                                                              -----   -----
1996
  First Quarter.............................................  21.75   18.63
  Second Quarter............................................  27.38   9.,63
  Third Quarter.............................................  12.50    9.50
  Fourth Quarter............................................  11.25    7.13
1997
  First Quarter.............................................   9.88    5.38
  Second Quarter............................................  10.63    6.50
  Third Quarter.............................................  13.94    9.38
  Fourth Quarter............................................  17.69   11.88
1998
  First Quarter.............................................  23.50   13.80
  Second Quarter............................................  28.00   20.38
  Third Quarter.............................................  25.00   15.25
  Fourth Quarter............................................  23.50   13.63
1999
  First Quarter.............................................  31.25   24.06
  Second Quarter............................................  31.63   20.25
  Third Quarter.............................................  26.75   17.75
  Fourth Quarter............................................  22.13   18.06
2000
  First Quarter.............................................  22.63   15.25
  Second Quarter............................................  18.50   14.52
  Third Quarter.............................................  15.88   13.50
  Fourth Quarter............................................  13.75    5.50

                                                              HIGH     LOW
                                                              -----   -----
2001
  First Quarter.............................................   7.06    3.66
  Second Quarter (through June 12, 2001)....................   4.50    2.50
Monthly for last Six Months
2001........................................................
  May.......................................................   3.80    2.72
  April.....................................................   4.50    2.50
  March.....................................................   6.12    3.66
  February..................................................   7.12    5.81
  January...................................................   7.06    5.62
2000........................................................
  December..................................................   6.81    5.50

  B.  PLAN OF DISTRIBUTION

     Not applicable.

  C.  MARKETS

     The Ordinary Shares of the Company are traded on the Nasdaq Stock Market under the symbol "XEIK."

  D.  SELLING SHAREHOLDERS

     Not applicable.

  E.  DILUTION

     Not applicable.

  F.  EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

  A.  SHARE CAPITAL

     Not applicable.

  B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a summary of certain information concerning our capital stock and a brief description of certain provisions contained in our Articles of Association (the "Statuten"), as they are in effect as of April 30, 2001. Resolutions to amend any provision of our Statuten (including any amendment which would create an additional class of capital stock) require a quorum of 50% of the issued capital as well as the affirmative vote of at least 75% of the shareholders present or represented at the meeting, or 80% thereof if the amendment would change our corporate purpose. Only the original Dutch version of our Statuten is binding and governs the relationship between us, our shareholders, and our directors. The summaries and descriptions below do not purport to be complete statements and are qualified in their entirety by reference to our Statuten.

     As of April 30, 2001, there were approximately 30,633,055 of the Company's Ordinary Shares outstanding, which represents all of the outstanding capital stock of the Company.

SUMMARY OF THE ORDINARY SHARES AND CERTAIN PROVISIONS OF THE STATUTEN AND OTHER MATTERS

     DIRECTORS

     Where a director has a personal or functional interest in a matter to be voted on by the board, the director must comply with the applicable laws on conflicts of interest. In the event that one or several directors are in this situation, and the applicable law does not allow them to participate in the deliberations and the vote, the decision may be validly adopted by the remaining directors even when the required quorum requirements for deliberations and voting are not met. However, a director may participate in deliberations and votes on decisions in which the conflict of interest solely arises because the director is a member of the board of directors of a company or companies to which the decisions relate.

     RIGHTS AND PREFERENCES OF ORDINARY SHARES

  - DIVIDENDS

          Under Belgian law, the Company is required to set aside at least five percent of its profits during each fiscal year and to contribute such sum to the Company's statutory reserve until such reserve has reached an amount equal to one tenth of the Company's capital. Subject to this requirement, the Board may propose to the meeting of the shareholders at which the annual accounts are reviewed, to distribute as a dividend all or a portion of the Company's profits. Following a resolution by the Board to retain less than all of the profits, the shareholders, in connection with the approval of the annual accounts may decide to make a distribution of the Company's profits to all shareholders out of nonreserved profits insofar as permitted by law. The Board in certain circumstances may distribute interim dividends. Dividends may be paid either in cash or in kind.

  - LIQUIDATION RIGHTS

          In the event of a liquidation of the Company, the proceeds from the sale of assets remaining after payment of all debts, liquidation expenses and taxes are to be distributed ratably to the holders of Ordinary Shares, subject to prior liquidation rights of any preferred stock then outstanding.

  - OWNERSHIP REPORTING

          The Statuten require any person (including any person acting in concert or affiliated with that person) who acquires beneficial ownership of Ordinary Shares entitled to 5% or more of the total outstanding voting rights of the Company to give notice of the acquisition to the Company's Board of Directors and the Belgian Banking and Finance Commission (Commissie voor het Bank-en Financiewezen) within two business days of acquiring the interest. An additional notice is required when a shareholder's beneficial ownership crosses any multiple of 5% (upwards or downwards) of the total outstanding voting rights of the Company. For holders of ADSs, beneficial ownership will be determined for this purpose in accordance with the beneficial ownership rules of the Securities and Exchange Commission.

  - PREEMPTIVE RIGHTS

          Unless precluded as described below, under Belgian law, the holders of Ordinary Shares have preemptive rights with regard to the issuance of any Ordinary Shares. The preemptive rights are pro rata in proportion to the share of the Company's capital represented by the Ordinary Shares held by such shareholders. However, these rights may be limited or precluded by resolution approved by a majority vote at a general meeting of shareholders with a quorum and majority requirement equal to those required for amending the Statuten. Preemptive rights may also be limited or precluded by a resolution of the Board (provided that a public tender offer for the Company's securities is not in effect when the resolution is passed) if shareholders have conferred on the Board the power to limit these rights in connection with a capital increase that may be decided by the Board pursuant to an authorization of the general meeting of shareholders. This power may be conferred on the Board for a maximum period of five years and may be extended from time to time, but not for a period longer than five years. The Board has been authorized by the shareholders to limit or exclude the shareholders' preemptive rights with respect to capital increases decided by the Board of an aggregate amount of E2,496,534 for a period of five years ending in March 2004.

  - REPURCHASE BY THE COMPANY OF ITS SHARES

          Under Belgian law and the Statuten, the shareholders may authorize the Board of Directors to cause the Company to repurchase its own fully paid in shares up to an amount not exceeding 10% of the Company's capital. The repurchase must be approved by the shareholders by a vote of at least 75% of each class of shares present or represented at a meeting and with a quorum requirement of at least 50% of each class. Repurchases may only be made if the proceeds used for such purchase are available for distribution to shareholders. The same shareholder approval is required for the resale of these shares. The offer to purchase the shares must be made to all of the Company's shareholders on equal terms. Shareholder authorization is not required under certain conditions where the shares are being repurchased with a view to offering them to the Company's employees (provided hat shares so repurchased are not held by the Company for a period in excess of twelve months). The total amount of repurchased shares held at any time by the Company may not exceed 10% of its stated capital.

  - TRANSFERS

     The transfer agent and registrar for the ADSs is The Bank of New York. In the event that any holder of ADSs receive underlying Ordinary Shares, such shares will be in registered form only. Under Belgian law, a transfer of Ordinary Shares requires registration on the Company's share register maintained at the Company's office in Mortsel, Belgium.

     GENERAL MEETINGS OF SHAREHOLDERS; ACTIONS REQUIRED TO CHANGE RIGHTS OF SECURITYHOLDERS

          All holders of Ordinary Shares are entitled to attend any general meeting of shareholders and to vote on all matters on the agenda. Each Ordinary Share is entitled to one vote.

          Pursuant to the Statuten, the annual general meeting of the Company's shareholders takes place on the last Friday of April at a place fixed by the Board of Directors or the Chairman of the Board. See "-- Annual Financial Statements" below. Special meetings of the shareholders may be called by the Board of Directors, by the Chairman of the Board or by the Company's statutory auditor (the "Chairmen"). The Chairmen are required to call a special meeting upon the written request of holders of 20% of the outstanding Ordinary Shares.

          Shareholders may take action on a matter at a general meeting of shareholders only if a quorum exists with respect to that matter. Shareholders representing a majority of the capital of the Company entitled to vote thereat, present in person or represented by proxy, constitute a quorum at all meetings of shareholders (except at a shareholder meeting that is convened for purposes of approving a sale of all or substantially all of the Company's assets, for which a 60% quorum applies).

          Under Belgian law, shareholders have sole authority with respect to the following matters: (i) the approval of the Company's annual accounts;
     (ii) the election and termination of Directors and statutory auditors;
     (iii) granting a discharge of liability to the Directors and statutory auditors; (iv) the determination of the fee of the members of the Board and of the statutory auditor; (v) the bringing of a derivative suit against the Directors or against the statutory auditor; (vi) an increase or decrease in the capital of the Company (provided that the Board of Directors pursuant to an amendment of the Statuten may be authorized for a limited period of time to increase the Company's capital up to a certain amount which in no event may exceed the amount of the Company's outstanding capital); and (vi) any other amendment to the Statuten. Pursuant to the Statuten, the following actions may be authorized only with the approval of at least 75% of the votes validly cast at a meeting of shareholders: (i) approval of the annual accounts; (ii) distribution of profits; (iii) determination of the compensation of the Directors and of the statutory auditors; (iv) approval of a discharge of liability of the Directors and the statutory auditors;
     (v) authorization of the issuance of stock for cash to third parties; and
     (vi) the sale of all or substantially all assets and intellectual property rights.

          Business transacted at any meeting of the shareholders is limited to the purposes stated in the notice of the meeting and a notice for a meeting of shareholders must contain the proposed resolutions for that meeting. Generally, issues not set forth in the notice may be discussed at a shareholders' meeting only if all shareholders are present or duly represented and agree unanimously to address them.

          Under Belgian law and the Statuten, the Company is required to publish notices for each meeting of the shareholders in the Belgian Official Gazette (Belgisch Staatsblad) and in Belgian newspapers beginning not later than 16 days prior to the meeting. In addition, a copy of the notice must be sent to each holder of shares in registered form at least twenty-one days prior to the meeting. The notice must indicate the place, date, and hour of the meeting and set forth the agenda of the meeting as well as the text of the resolutions proposed for adoption at the meeting. The notice also must specify the formalities that shareholders must satisfy in order to attend and vote at the meeting. The Company has agreed in the Depositary Agreement to give notice of a proposed shareholders' meeting to the Depositary not less than 30 days prior to the scheduled date of the meeting for distribution by the Depositary to the holders of ADSs.

          Pursuant to Belgian law, the annual general meeting of shareholders must be held within six months after the close of the Company's fiscal year for the purpose of approving the annual accounts prepared by the Board of Directors and reviewed by the statutory auditor. The annual accounts to be approved by the shareholders are the non-consolidated accounts of the Company (not including the results of operations of any of its subsidiaries). In addition, the aforementioned shareholder meeting also is to discuss the Company's consolidated annual accounts as prepared by the Board of Directors and reviewed by the independent auditor. Together with the annual accounts, the Board is required to prepare a report on the annual accounts, including a report regarding its management of the Company's business and affairs during the past fiscal year, which report also is required to provide information with respect to matters such as any capital increase or issuance of convertible securities effected by the Board in the framework of a capital increase authorized by the general meeting of shareholders, any material events that have occurred since the closing of such fiscal year, developments that are likely to have a significant impact on the Company's business, and work that was performed regarding research and development. Not later than one month before the date of the annual general meeting of shareholders, the Board is to provide the annual accounts, along with the referenced report, to the Company's independent auditor. The auditors are required to review the accounts and prepare a report on the accounts for the benefit of the Company's shareholders. A copy of the annual accounts as prepared by the Board, and the reports drawn up by the Board and by the Company's independent auditor is to be sent to each record holder of the Company's equity securities in registered form together with the notice for the annual general meeting. So long as ADSs are outstanding, the Company will furnish to its shareholders, and cause the Depositary to furnish to holders of ADSs, annual reports (in English, prepared in accordance with US GAAP) within 90 days after the close of its fiscal year and unaudited quarterly reports (in English, prepared in accordance with US GAAP) within 45 days following the end of each of its first three fiscal quarters. Under the Statuten, the adoption of the annual financial statements by the shareholders must be followed by a separate vote of the shareholders with respect to the discharge of liability of the Board of Directors and the independent auditors. This discharge of liability is valid only where the report and the financial statements submitted by the Board accurately describe the Company's state of affairs and, with respect to liability resulting for infringements of the Statuten or the Belgian Company Code, where such infringements have been identified in the notice for the meeting.

     LIMITATIONS ON RIGHTS TO OWN SECURITIES

          Neither Belgian law nor the Statuten limit the rights of non-resident or foreign investors to hold or vote the Ordinary Shares or, subject to tax laws, to receive dividends paid on the Ordinary Shares.

  C.  MATERIAL CONTRACTS

     The Company has filed the following material contracts in the last two years, which are also listed in the Exhibit table set forth as Item 19 hereto:
(i) Memorandum of Understanding between Xeikon and Agfa Gevaert related to the integration of the Agfa Gevaert DPS division, dated January 27, 2000; (ii) license agreement dated September 30, 1999, by and between Xeikon N.V. and Xerox Corporation, for a license to Xeikon for certain Xerox intellectual property, for a consideration of $2,250,000 from Xeikon to Xerox; (iii) Finance Contract for Property Leasing No. 8386 dated July 27, 2000, entered into between Xeikon and Fortis Lease N.V., for the financing of Xeikon's Lier property lease by Fortis, for a consideration from Xeikon to Fortis of interim charges which may be due up to the starting date of the lease, as well as the rent set forth in the lease; (iv) Lease Agreement No. E8386 dated July 27, 2000, between Xeikon and Fortis Lease N.V. for the leasing of the Lier property by Xeikon from Fortis, for a consideration of $30.4 million, comprised of quarterly rental payments by Xeikon to Fortis (from the completion date foreseeen as of March 31, 2002) for a 15-year period, with a purchase option; (v) Agfa-Gevaert DPS Division Transfer Agreement dated May 16, 2000, and Addendum No. 1 dated June 30, 2000 between Xeikon and Agfa, for the transfer of Agfa's DPS Division to Xeikon, for a consideration of 1,751,741 newly issued restricted shares of Xeikon and $1.2 million in cash from Xeikon to Agfa; (vi) Xeikon France S.A. Lease dated December 1, 2000, between Natiocredimurs, Batifranc and Xeikon France S.A., for the sale and lease back of the building in Belfort (France) for a consideration of FF 44 million (approximately $6 million).

  D.  EXCHANGE CONTROLS

     There are no governmental laws, decrees, or regulations in Belgium which restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Company's securities.

  E.  TAXATION

BELGIAN TAXATION

     Dividends: In general, under Belgian law, the Belgian tax imposed on a dividend paid to a non-resident that does not have a "permanent establishment" in Belgium will be limited to the amount of the withholding tax, the current rate of which is 25%. However, under internal law the percentage of 25% can be reduced to 15% (provided distributing company does not waive reduction) for dividends of shares issued as of January 1, 1994 by a public appeal to savings and dividends of shares, issued as of January 1, 1994 in exchange for a contribution in cash, which are nominative shares or given in open custody. If the applicable internal rate is still 25%, this dividend withholding tax may be subject to reduction, however, pursuant to income tax treaties that Belgium has entered into with other countries. Pursuant to the U.S.-Belgium Income Tax Convention (the "Treaty"), dividends paid by the Company to a U.S. Shareholder that does not have a "permanent establishment" in Belgium generally will be subject to a Belgian withholding tax at reduced rate of 15%. Whether a non-U.S. Shareholder who is not a Belgian resident qualifies for a reduced rate of Belgian withholding tax will depend upon whether it is a citizen or resident of, or organized under the laws of, a country that has an income tax treaty with Belgium that provides for a reduced rate of withholding tax and whether the holder otherwise satisfies any conditions in the treaty necessary to be eligible for the reduced rate of withholding tax.

     Although there are exceptions, in general the full Belgian withholding tax must be withheld by the Company (rather than reducing the amount of withholding upon the payment of the dividend), and the U.S. Shareholder may make a claim for reimbursement for amounts withheld in excess of the Treaty rate. Similarly, Non-U.S. Shareholders entitled to reduced withholding tax treaty may make a claim for reimbursement for overheld amounts. Prospective holders should consult their own tax advisors as to whether they qualify for reduced withholding upon the payment of dividends, and as to the procedural requirements for obtaining reduced withholding upon the payment of dividends or for making claims for reimbursement.

     Capital Gains: As a general rule, current Belgian law does not impose a tax on gains realized by a non-Belgian person or legal entity not engaged in profit-making activities in Belgium on the sale or other disposition of shares of stock in a Belgian corporation (however, a tax may be imposed if (i) the holder and certain related persons own or have owned during the preceding five years more than 25% of the Belgian corporation and the shares are sold to a non-Belgian legal entity, or to a Belgian legal entity which resells such shares within 12 months to a non-Belgian legal entity, or (ii) the gain is attributable to speculative transactions entered into in Belgium). In addition, the Treaty provides that a U.S. Shareholder who does not have a permanent establishment in Belgium, or (in the case of an individual resident in the United States) either does not maintain a fixed base in Belgium or is not present in Belgium for more than 183 days during the taxable year, will not be subject to Belgian tax on any capital gain derived from sale or exchange of the ADSs or shares of Common Stock.

     Estate and Gift Taxes: A transfer of the ADSs or shares of Common Stock by gift or by reason of death will not be subject to Belgian estate or gift tax so long as the holder thereof is a non-Belgian person and the holder is not domiciled in Belgium and does not have the seat of his estate or fortune in Belgium.

     A transfer of shares by gift under Belgian law will not be effective unless the gift has been recorded in a notary deed. If the deed is notarized by a notary in Belgium, a registration tax at applicable rates is payable. However, it is the Company's understanding that the registration tax should not apply to gifts of ADSs or shares of Common Stock between non-Belgian persons recorded in a notary deed that is executed outside of Belgium.

  F.  DIVIDENDS AND PAYING AGENTS

     Not applicable.

  G.  STATEMENT BY EXPERTS

     Not applicable.

  H.  DOCUMENTS ON DISPLAY

     We file annual and current reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our recent SEC filings are also available at the SEC's Internet website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

  I.  SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     See Item 3D, Risk Factors.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     None.

ITEM 15.  [RESERVED].

ITEM 16.  [RESERVED].

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS.

     The following consolidated financial statements of Xeikon N.V. and subsidiaries follow:

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-1
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................  F-2
Consolidated Statements of Operations for each of the three
  years in the period ended December 31, 2000...............  F-3
Consolidated Statements of Comprehensive Income (Loss) and
  Shareholders' Equity for each of the three years in the
  period ended December 31, 2000............................  F-4
Consolidated Statements of Cash Flows for each of the three
  years in the period ended December 31, 2000...............  F-5
Notes to the Consolidated Financial Statements..............  F-6

ITEM 19.  EXHIBITS

EXHIBIT                           DESCRIPTION
-------                           -----------
1.1*      Amended Statuten of the Company, together with a nonbinding
          English translation
1.2       Amended Statuten of the Company (English translation filed herewith)
2.1*      Form of Common Stock certificate representing bearer shares, together with a nonbinding English transaction
2.2*      Form of Deposit Agreement among the Company, the Bank of New
          York, as Depositary, and Holders and Beneficial Owners from time to time of American Depositary Receipts
4.1*/\    RIP & Electronic Collator OEM Agreement between Xeikon N.V.
          and Barco Graphics N.V. dated May 31, 1994
4.2*/\    Product Purchase Agreement between International Business
          Machines Corporation and Xeikon N.V. dated November 6, 1994
4.3*/\    Purchase and License Agreement between R.R. Donnelley & Sons
          Co. and Xeikon N.V. dated November 18, 1994
4.4*      Agreement between AGIF N.V. and ELLITH N.V. dated August 10,
          1998 regarding confidentiality
4.5*      Agreement between Agfa-Gevaert N.V. and ELLITH N.V. dated
          August 10, 1988 regarding technology licensing and
          confidentiality
4.6*/\    Agreement between Agfa-Gevaert N.V. and Xeikon N.V. dated
          January 26, 1996 regarding OEM status
4.7*      Lease Agreement between Agfa-Gevaert N.V. and ELLITH N.V. of
          January 12, 1989 and Addendum thereto dated March 3, 1994
4.8*/\    Purchase & Supply Agreement CMOS LED Driver IC between
          ELLITH N.V. and El Ex N.V. dated March 6, 1991
4.9*/\    Purchase & Supply Agreement Toner & Developer between
          Agfa-Gevaert N.V. and Xeikon N.V. dated January 19, 1996
4.10*/\   Software Development and Distribution Agreement between
          Xeikon and Harlequin Ltd. dated November 5, 1992
4.11*/\   VAD Agreement between Xeikon N.V. and Publishing Partner
          Hard-u. Software Vertriebs-GmbH dated October 12, 1993
4.12*/\   VAD Agreement between Xeikon N.V. and AM Multigraphics,
          dated October 21, 1993
4.13*/\   VAD Agreement between Xeikon N.V. and AM International S.A.
          dated May 4, 1994
4.14*/\   VAD Agreement between Xeikon N.V. and Okura & Co. Ltd. dated
          November 14, 1994
4.15**    Purchase Contract Between Bull Centrale et Orientale S.A.
          and Xeikon dated April 14, 1999
4.16***   License Agreement dated September 30, 1999, by and between
          Xeikon N.V. and Xerox Corporation
4.17+     Memorandum of Understanding signed between Xeikon and Agfa
          Gevaert related to the integration of the Agfa Gevaert DPS division
4.18++    Finance Contract for Property Leasing No. 8386
4.19++    Lease Agreement No. E8386
4.20++    Agfa-Gevaert DPS Division Transfer Agreement
4.21++    Agfa-Gevaert DPS Division Transfer Agreement Addendum No. 1
4.22+++   Xeikon France S.A. Lease
8.1       List of Company's Subsidiaries (filed herewith)

---------------
* Incorporated herein by reference to the Company's Registration Statement on Form F-1 filed on February 23, 1996 (Registration No. 333-1278)

** Incorporated by reference to the Company's Form 6-K for the period ended June 30, 1999

*** Incorporated by reference to the Company's Form 6-K for the period ended
    September 30, 1999

+ Incorporated by reference to the Company's Form 6-K for the period ended March 31, 2000

++ Incorporated by reference to the Company's Form 6-K for the period ended June 30, 2000

+++ Incorporated by reference to the Company's Form 6-K for the period ended
    March 31, 2001

/\ Confidential treatment has been granted from the SEC for portions of this exhibit.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          By:      /s/ GERRIT KEYAERTS
                                            ------------------------------------
                                              Gerrit Keyaerts, Chief Financial
                                                           Officer

Date:      June 13, 2001
     ------------------------------

                                   REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Xeikon N.V.:

     We have audited the accompanying consolidated balance sheets of XEIKON N.V. (a Belgian corporation) and its subsidiaries as of December 31, 2000 and 1999, and the related statements of operations, comprehensive income (loss) and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xeikon N.V. and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matters are also described in Note 18. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

     As explained in Note 1 to the financial statements, effective January 1, 2000, the Company changed its method of recognizing revenue.

ARTHUR ANDERSEN
Bedrijfsrevisoren

/s/ Geert Verstraeten
------------------------------------
Geert Verstraeten
Brussels, Belgium
May 28, 2001

                          XEIKON N.V. AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                     ASSETS
Current Assets:
Cash and cash equivalents...................................  $ 12,807   $  9,237
Accounts receivable, net of allowance for doubtful accounts
  of $3,437 at December 31, 2000 and of $2,192 at December
  31, 1999..................................................    54,552     58,648
Accounts receivable from related parties....................     5,819      4,427
Inventory, net..............................................    66,611     56,044
Other current assets........................................    14,248      6,128
         Total current assets...............................  $154,037    134,484
                                                              --------   --------
Plant, property and equipment, at cost......................    46,407     30,180
Less -- accumulated depreciation............................   (13,464)    (9,716)
                                                              --------   --------
                                                                32,943     20,464
                                                              --------   --------
Investments.................................................        --      2,279
Other non-current assets....................................     2,849      3,017
Goodwill, net...............................................    12,481      7,569
Acquired technology, net....................................     4,616      1,503
                                                              --------   --------
                                                              $206,926   $169,316
                                                              ========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current portion of capital lease obligations................  $    511   $     --
Notes payable to Banks......................................    24,998      8,731
Notes payable...............................................     3,347         --
Accounts payable............................................    37,636     30,667
Due to related parties......................................     3,998      2,733
Accrued expenses............................................    30,919     17,363
Deferred tax liability......................................        --        160
                                                              --------   --------
         Total current liabilities..........................  $101,409     59,654
                                                              --------   --------
Pension obligations.........................................     2,327      2,373
Notes payable...............................................     8,410     12,419
Refundable research grants payable, net of current
  portion...................................................       298        308
Capital lease obligations, net of current portion...........     5,691         --
Minority interest...........................................        --      1,409
Deferred tax liability......................................     2,053         --
Shareholders' equity:
Common stock
  Authorized 36,396,822 shares with par value of EUR
    18,173,774.96 (approximately $16,910,697.60 at December
    31, 2000)
  Issued and outstanding -- 30,633,055 shares at December
    31, 2000 and 28,864,998 at December 31, 1999............    19,005     18,160
Additional paid-in capital..................................   109,269     83,436
Retained earnings (deficit).................................   (12,040)    12,175
Cumulative translation adjustment...........................   (29,496)   (20,618)
                                                              --------   --------
         Total shareholders' equity.........................    86,738     93,153
                                                              --------   --------
                                                              $206,926   $169,316
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          XEIKON N.V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2000         1999         1998
                                                           ----------   ----------   ----------
Revenues.................................................  $  173,356   $  201,693   $  136,112
Cost of revenues.........................................     123,795      126,033       87,341
  Gross profit...........................................      49,561       75,660       48,771
                                                           ----------   ----------   ----------
Operating expenses:
  Research and development...............................      26,574       20,199       12,482
  Acquired in-process research and development...........       1,750          570           --
  Selling, general and administrative....................      43,528       33,098       22,273
  Non recurring charge...................................       5,338           --           --
          Total operating expenses.......................      77,190       53,867       34,755
Operating income (loss)..................................     (27,629)      21,793       14,016
                                                           ----------   ----------   ----------
Other income (expense)
  Interest income........................................         570          292        1,131
  Interest expense.......................................      (1,461)        (615)         (67)
  Other income (expense), net............................       1,669        2,431          131
          Total other income (expense), net..............         778        2,108        1,195
                                                           ----------   ----------   ----------
Income (loss) before income tax, minority interest and
  cumulative effect of change in accounting..............     (26,851)      23,901       15,211
Income tax...............................................       2,636       (9,365)         990
                                                           ----------   ----------   ----------
Income (loss) before minority interest and cumulative
  effect of change in accounting.........................     (24,215)      14,536       16,201
Cumulative effect of change in accounting principle, net
  of taxes of $626.......................................        (374)          --           --
Minority interest........................................          --          327           --
Net income (loss)........................................  $  (24,589)  $   14,863   $   16,201
                                                           ==========   ==========   ==========
Net income (loss) per share before cumulative
  effect - Basic.........................................  $    (0.81)  $     0.52   $     0.57
Cumulative effect of change in accounting, net of tax....        (.02)          --           --
Net income (loss) per share after cumulative
  effect - Basic.........................................  $    (0.83)  $     0.52   $     0.57
Net income (loss) per share before cumulative
  effect - Diluted.......................................  $    (0.81)  $     0.51   $     0.56
Cumulative effect of change in accounting, net of tax....        (.02)          --           --
Net income (loss) per share after cumulative
  effect - Diluted.......................................  $    (0.83)  $     0.51   $     0.56
Weighted average number of common and common Equivalent
  shares outstanding
  Basic..................................................  29,755,345   28,734,135   28,489,670
  Diluted................................................  29,755,345   28,935,741   28,843,055
Pro forma amounts assuming retroactive application of
  Staff Accounting Bulletin No. 101:
Net income (loss)........................................  $  (23,532)  $   13,806           --
Basic and diluted income (loss) per common share.........  $    (0.79)  $     0.48           --

  The accompanying notes are an integral part of these consolidated financial statements.

                          XEIKON N.V. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                            AND SHAREHOLDERS' EQUITY
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                              ACCUMULATED
                                 TOTAL                                           OTHER                              ADDITIONAL
                              SHAREHOLDERS   COMPREHENSIVE    ACCUMULATED    COMPREHENSIVE     COMMON                PAID-IN
                                 EQUITY      INCOME/(LOSS)   PROFIT/(LOSS)   INCOME/(LOSS)     SHARES     AMOUNT     CAPITAL
                              ------------   -------------   -------------   -------------   ----------   -------   ----------
Balance, December 31,
  1997......................    $68,184              --        $(18,889)       $(12,623)     28,473,100   $17,949    $ 81,747
Net income..................     16,201          16,201          16,201              --              --        --          --
Other comprehensive
  income -- foreign currency
  translation...............      4,519           4,519              --           4,519              --        --          --
Comprehensive income........         --          20,720              --              --              --        --          --
Exercise of warrants granted
  to employees..............        440              --              --              --          54,001        31         409
                                -------         -------        --------        --------      ----------   -------    --------
Balance, December 31,
  1998......................     89,344              --          (2,688)         (8,104)     28,527,101    17,980      82,156
Net income..................     14,863          14,863          14,863              --              --        --          --
Other comprehensive
  income -- foreign currency
  translation...............    (12,514)        (12,514)             --         (12,514)             --        --          --
Comprehensive income........         --           2,349              --              --              --        --          --
Exercise warrants granted to
  employees.................        422              --              --              --          49,097        26         396
Exercise of other
  warrants..................      1,038              --              --              --         288,800       154         884
                                -------         -------        --------        --------      ----------   -------    --------
Balance, December 31,
  1999......................     93,153              --          12,175         (20,618)     28,864,998    18,160      83,436
Net loss....................    (24,215)        (24,215)        (24,215)             --              --        --          --
Other comprehensive
  income -- foreign currency
  translation...............     (8,878)         (8,878)             --          (8,878)             --        --          --
Comprehensive income........         --         (33,093)             --              --              --        --          --
Capital increase............     26,571              --              --              --       1,751,741       837      25,734
Exercise of warrants........        107              --              --              --          16,316         8          99
                                -------         -------        --------        --------      ----------   -------    --------
Balance, December 31,
  2000......................    $86,738              --        $(12,040)       $(29,496)     30,633,055   $19,005    $109,269
                                =======         =======        ========        ========      ==========   =======    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          XEIKON N.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                2000      1999      1998
                                                              --------   -------   -------
Cash flows from operating activities :
     Net income (loss)......................................  $(24,589)  $14,863   $16,201
     Adjustments to reconcile cash (used in) provided by
       operating activities :
       Deferred tax.........................................    (2,636)    1,147      (987)
       Cumulative effect of change in accounting, net of
          tax...............................................       374        --        --
       Depreciation and amortization........................     5,070     4,122     2,705
       Write down of financial fixed assets and long term
          receivables.......................................     5,338        --        --
       Amortization in-process research and development.....     1,750       570        --
       Pension obligations..................................       (46)       35        --
       Minority interest....................................    (1,409)     (532)       --
       Changes in operating assets and liabilities..........
          Accounts receivable...............................     4,096    (4,943)  (17,373)
          Accounts receivable from related parties..........    (1,392)    1,668     1,245
          Inventory.........................................    (8,205)   (4,339)  (18,108)
          Other current assets..............................    (2,827)    1,354    (1,684)
          Accounts payable..................................     6,969     3,600     5,895
          Due to related parties............................     1,265    (1,625)    1,311
          Accrued expenses..................................    13,556    (8,972)    8,405
                                                              --------   -------   -------
          Net cash (used in) provided by operating
            activities......................................    (2,686)    6,948    (2,390)
                                                              --------   -------   -------
Cash flows from investing activities :
     Purchase of property and equipment.....................    (1,093)   (5,265)   (4,402)
     Acquisition of subsidiary, net of cash acquired........    (4,294)  (15,876)       --
     Other investment.......................................      (741)   (2,288)       --
          Net cash used in investing activities.............    (6,128)  (23,429)   (4,402)
                                                              --------   -------   -------
Cash flows from financing activities :
     Proceeds from notes payable to banks...................    16,267     8,073        --
     Repayments under notes payable to related parties......      (662)     (675)       --
     Advances...............................................       179    (2,755)       --
     Refundable research grants.............................       (10)      308        --
     Proceeds from issuance of common stock.................       105     1,460       440
     Repayments under leasing obligations and other debt....     4,229        --       (31)
          Net cash (used in) provided by financing
            activities......................................    20,108     6,411       409
                                                              --------   -------   -------
Foreign exchange effect on net equity.......................    (7,724)  (12,516)    4,519
Increase (decrease) in cash and cash equivalents............     3,570   (22,586)   (1,864)
Cash and cash equivalents, beginning of year................     9,237    31,823    33,687
                                                              --------   -------   -------
Cash and cash equivalents, end of year......................    12,807   $ 9,237   $31,823
                                                              ========   =======   =======
Interest paid during the period.............................  $  1,461   $   615   $    67
                                                              ========   =======   =======
Tax paid during the period..................................        --   $ 6,681        --
                                                              ========   =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Xeikon N.V., a Belgian corporation (the "Company"), was established in 1988, and develops, manufactures and markets digital color and black and white printing systems specifically designed to meet the speed, quality, reliability, cost, variable content requirements of the on demand printing market.

     Xeikon N.V. incorporated Xeikon America, Inc. in Delaware on April 12, 1996 for the purpose of marketing its products in North America. The operations of Xeikon America, Inc. commenced near the end of November 1996.

     On March 4, 1999, Xeikon entered into a Securities Acquisition Agreement with Varis Corporation, a company engaged in the design, development, manufacture and marketing of controllers and systems for use with electronic print engines. Under the terms of the agreement, Xeikon purchased 1,617.25 shares of Series B Preferred Stock (9.26%) of Varis for $2,500. Contemporaneously with its purchase of the Series B Preferred Stock, Xeikon provided a $3,000 loan to Varis in return for a promissory note, bearing interest at the Prime Rate plus 2.5%, which is due on March 4, 2001. Xeikon may extend the maturity date of the promissory note for one year in exchange for a warrant to acquire an additional 64.69 shares of Series B Preferred Stock (0.37%). The investment is accounted at cost. In view of the uncertain future operations of Varis Corporation, the Company elected to register an impairment of the total investment amounting to $5.3 million valued at the actual exchange rate. This is separately reflected as a non-recurring charge in the Consolidated Statements of Operations of the Company.

     On April 21, 1999, the Company acquired from Bull Europe Centrale et Oriental S.A. ("Bull") 80% of the outstanding shares of Nipson International S.A., a limited liability company organized under French law. The purchase price was 96,000,000 French Francs ("FF") (approximately U.S.$15.8 million, or 71.11 per share). Nipson International S.A. has wholly owned subsidiaries in France, Germany, the United Kingdom and North America. Nipson develops, manufactures and markets digital black and white printing systems. On July 1, 2000, the Nipson subsidiary in North America has been merged with Xeikon America, Inc.

     As of April 21, 2000 through April 21, 2001, Xeikon has the right to acquire the remaining 20% of Nipson International (337,500 shares) from the Minority Shareholders, for a price per share equal to 71.11 FF plus interest calculated from April 21, 1999 in an amount equal to EURIBOR (three months) plus 1% through the date of acquisition (the "Purchase Price"). This right was extended for an additional six months for no additional consideration. If Xeikon does not exercise this option, the holder(s) of the 20% minority interest may require Xeikon, during the period beginning October 21, 2001 and ending April 21, 2002, to purchase all or part of their shares at a per share price equal to the Purchase Price.

     In connection with the acquisition, Xeikon assumed two loans of Nipson and its wholly owned subsidiary, Nipson Inc. (now merged with Xeikon America, Inc) from its former majority shareholder Bull in the amount of 70,000,000 FF (approximately $10 million) and U.S. $2,321,000, respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

     Bull has agreed to indemnify Xeikon until April 21, 2001 for breaches of customary representations and warranties subject to a maximum indemnification amount of 35,000,000 FF (approximately $5 million). The Company introduced claims for indemnification towards Bull for approximately 35,000,000 FF (approximately $5 million) under the agreement and has recorded such claim as a

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

receivable. The set up of this receivable was registered against goodwill in the second quarter of 2000 reducing the amount of goodwill by approximately $5 million.

     On July 21, 1999, the Company incorporated Xeikon Japan for purposes of marketing its products in Asia. The operations of Xeikon Japan commenced in the second half of 1999.

     On June 30, 2000 Xeikon N.V. and Agfa signed a transfer agreement to transfer the digital printing systems ("DPS") business of Agfa to Xeikon N.V. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and $1.2 million in cash. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations -- including a manufacturing facility in Heultje, Belgium -- research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

     On July 1, 2000 the Company entered into a joint venture (named "Canopy LLC") together with PrimeSource Corporation. The Company owns 26% or $3.9 million of the voting shares and PrimeSource 74% or $11.1 million. PrimeSource controls Canopy and the joint venture agreement provides for certain protective rights for the Company. The joint-venture is accounted for using the equity consolidation method. Canopy will market the Xeikon branded products in the United States and will also assume the technical service activities.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Xeikon N.V. and all its subsidiaries as of date of incorporation or acquisition. All intercompany accounts and transactions have been eliminated. The company's minority investment in Canopy has been accounted for using the equity method from the date of incorporation.

     The accompanying consolidated financial statements are in accordance with generally accepted accounting principles (GAAP) in the United States of America and are presented in United States dollars ("U.S. dollars") as described below and elsewhere in the notes to the consolidated financial statements. These principles differ from the statutory financial statements, which are kept in accordance with the applicable local accounting legislation.

  TRANSLATION OF FOREIGN CURRENCIES

     The Company's principal operations are located in Belgium and France and are mainly conducted in Euro and French Francs. The accounts of the Company are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. The Company's management has elected to present these consolidated financial statements in U.S. dollars. The consolidated financial statements of the Company are translated from its functional currency, the Euro and the French Franc, into the reporting currency, the U.S. dollar, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the year, and revenues and expenses are translated at the average exchange rate during the year. All cumulative translation gains or losses from the translation into the Company's reporting currency are included as a separate component of shareholders' equity and comprehensive income in the accompanying consolidated balance sheets.

     Exchange gains and losses arising from transactions denominated in foreign currencies are included in other income (expense) on the accompanying consolidated statement of operations. Foreign currency

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

transaction gains (losses) were $2,313, $1,637 and $140 for the years ended December 31, 2000, 1999 and 1998 respectively.

  CONCENTRATION OF CREDIT RISK

     SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable. The Company places its investments in several financial institutions. The Company has not experienced any material losses on these investments to date. The Company has not experienced any material losses related to receivables from individual customers or groups of customers, from any geographic region or in customer class industry. See note (17) for significant customer information.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist mainly of cash and cash equivalents, notes payable, accounts receivable and accounts payable. The carrying amounts of the Company's cash and cash equivalents, notes payable to banks, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The non current notes payable to Bull amounting to $2.3 million represents $1.7 million at fair value. The notes payable to Bull amounting to approximately $10 million bears interest at 1% above EURIBOR (3 months) which approximates the fair value.

  REVENUE RECOGNITION

     The Company adopted Staff Accounting Bulletin No. 101 -- Revenue Recognition in Financial Statements ("SAB 101") effective January 1, 2000 and recorded a non-cash charge of $374,000, net of tax. Prior period financial statements were not restated. Prior to the adoption of SAB 101, revenues from the sale of digital color and black and white printing systems, related consumables and usage parts were recognized upon shipment for all distribution channels. Revenue from the sale of digital color and black and white printing systems financed by a third party were recognized upon final credit approval by the third party and shipment to the customer.

     Effective January 1, 2000 with the adoption of SAB 101, the Company defers all revenues from the sale of digital color and black and white printing systems to end users until installation has occurred. Revenues from the sale of digital color and black and white printing systems through the VAD (Value Added Distributor) channel are recognized upon shipment unless the VAD has limited substance in which case revenues are recognized on a cash basis. Per December 31, 2000, the company is deferring $ 2,716 of revenues and $ 1,477 of cost of sales as a result of the application of SAB 101.

     At the first adoption of SAB 101 on January 1, 2000, the Company deferred $3.9 million of sales related to 1999 of which the Company recognized $2.5 million in 2000 that was included as a component of the "cumulative effect of change in accounting" adjustment.

  WARRANTY

     The Company has no post-contract support obligations to its customers. The Company provides warranty coverage on its products from date of shipment. The warranty period ranges from six to 15 months and is determined by location of the customer. Estimated costs related to the warranty are accrued at the time of revenue is recognized.

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

  RESEARCH AND DEVELOPMENT EXPENSES

     The Company expenses research and development costs as incurred. The Company has carefully evaluated the establishment of technological feasibility of its products during the development stage in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that it cannot determine technological feasibility until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short, and consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operation. Therefore, the Company charges all research and development expenses to operations in the period they are incurred.

     Acquired in-process Research and Development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2 "Accounting for Research and Development Costs" amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, a charge of 1,750 was recorded in 2000 and $570 in 1999. This item is reflected separately in the Consolidated Statements of Operations.

  INCOME TAXES

     The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions, which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of assets, liabilities and loss carryforwards using enacting tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are then reduced by a valuation allowance if management believes it is more likely than not they will not be realized.

     NET INCOME PER SHARE

     Basic net income per share was determined by dividing net income by the weighted average common shares outstanding during the period. Diluted net income
(loss) per share was determined by dividing net income by diluted weighted average shares outstanding. Diluted weighted average shares reflects the dilutive effect, if any, of potential common stock. Potential common stock includes common stock options and warrants to purchase common stock to the extent their effect is dilutive. Diluted net loss per share is the same as basic loss per share for the year ended December 31, 2000 as the effects of the potential common stock are antidilutive. The calculations of basic and diluted weighted average shares outstanding are as follows:

                                                       DECEMBER 31,
                                           ------------------------------------
                                              2000         1999         1998
                                           ----------   ----------   ----------
Basic weighted average shares
  outstanding............................  29,755,345   28,734,135   28,489,670
Weighted average potential common
  stock..................................          --      201,606      353,385
                                           ----------   ----------   ----------
Diluted weighted average shares
  outstanding............................  29,755,345   28,935,741   28,843,055

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, Accounting for derivative instruments and hedging activities. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

     In June 2000, the Financial Accounting Standards Board issued SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This Statement addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS 133 and this Statement amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities.

     SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. A Company may implement the statements as of the beginning of any fiscal quarter after issuance; however, SFAS 133 cannot be applied retroactively.

     The Company does not expect the adoption of SFAS 133, SFAS 137, and SFAS 138 to have a material impact on its financial position or its results of operations.

(2)  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid temporary cash investments with maturities of three months or less at date of acquisition to be cash equivalents.

(3)  INVENTORY

     Inventory is comprised of material, labor and manufacturing overhead and is stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

reviews of inventory and provides reserves for excess and obsolete inventory or disposes of such inventory. Inventory consists of the following:

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000      1999
                                                            -------   -------
Raw Materials.............................................  $35,172   $26,169
Work-in-process...........................................    6,879     6,378
Finished goods............................................   24,970    23,588
Goods purchased for resale (consumables)..................    8,623     7,999
                                                            -------   -------
                                                            $75,644   $64,134
Less obsolescence reserve.................................   (9,033)   (8,090)
                                                            -------   -------
                                                            $66,611   $56,044
                                                            =======   =======

(4) PLANT, PROPERTY AND EQUIPMENT

     Plant, property and equipment are stated at cost. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets as follows:

                                                                     DECEMBER 31,
                                                                  ------------------
                                          ESTIMATED USEFUL LIFE     2000      1999
                                          ---------------------   --------   -------
Land and buildings......................         20 years         $  8,425   $ 9,419
Machinery and equipment.................        2-5 years           19,831    10,110
Vehicles, furniture and leasehold
  improvements..........................        3-5 years            7,789     7,384
Property under capital leases...........       11.7 years            6,480        --
Licenses and other intangibles..........          3 years            3,574     3,239
Construction in progress................                               308        28
                                                                  --------   -------
                                                                    46,407    30,180
Less-accumulated depreciation...........                           (13,464)   (9,716)
                                                                  --------   -------
                                                                  $ 32,943   $20,464
                                                                  ========   =======

     Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repair and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to retired assets are removed from the accounts and the gain or loss on disposition is recognized as income.

(5)  GOODWILL AND ACQUIRED TECHNOLOGY

     The acquisition of Nipson International SA and its wholly owned subsidiaries is accounted for as a purchase. Accordingly the purchase price was allocated to the net assets acquired based upon their estimated fair market values. The excess purchase price over the fair value of net assets acquired has been accounted for as goodwill and is amortized over 10 years using the straight-line method.

     As explained above under (1) Summary of operations and significant accounting policies, the Company introduced claims for indemnification towards Bull for approximately 35,000,000 FF (approximately $5 million) under the Nipson acquisition agreement and has recorded such claim as a receivable. The set up of this receivable was registered against goodwill in the second quarter of 2000 reducing the amount of goodwill by approximately $5 million.

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     On June 30, 2000 Xeikon N.V. acquired the digital printing systems ("DPS") business from Agfa Gevaert and in return issued 1,751,741 new restricted shares and an amount of $1.2 million in cash. The total purchase price was computed as EUR 29.1 million (approximately $27 million), being the fair value of the newly issued shares and the amount of cash. The excess purchase price over the estimated fair value of net assets acquired amounts to EUR 9.8 million (approximately $9.1) and is accounted for as goodwill and is being amortized over 10 years using the straight line method.

     The acquisitions described above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. Following are the Company's unaudited pro forma results for 2000 and 1999 assuming the acquisitions occurred on January 1, 1999:

                                                        2000          1999
                                                     -----------   -----------
Net revenues.......................................  $   174,006   $   218,826
Net income (loss)..................................      (27,589)        1,841
Net income (loss) per share:
  Basic............................................  $     (0.93)  $      0.06
  Diluted..........................................  $     (0.93)  $      0.06
Weighted average outstanding common shares
  Basic............................................   29,755,345    28,734,135
  Diluted..........................................   29,755,345    28,935,741

     These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the combinations been in effect on January 1, 1999 or future results of operations.

     Acquired technology consists principally of values assigned to technology, patents and assembled workforce acquired from the Nipson acquisition in 1999 and the Agfa acquisition in 2000. These assets are being amortized using the straight-line method over a 5 year period.

(6)  INCOME TAXES

     As of December 31, 2000, the Company had net operating loss carryforwards for tax purposes of approximately $37 million. In certain countries these net operating losses are only allowed to be carried forward for a limited number of years and are subject to review and possible adjustments by local tax authorities and may be limited in the event of certain changes in the ownership interests of significant stockholders.

     A valuation allowance is recorded in respect of its deferred tax assets to the extent that it believes that it is "more likely than not" that the Company will not generate future taxable income sufficient to realize the deferred tax benefit. Based on a weighting of available evidence, this is and remains management's belief for the available net operating loss carryforwards in all subsidiaries, Belgium excluded, and accordingly, the Company has established a valuation allowance equal in amount to the deferred tax assets which represents the U.S., Japan, Germany, United Kingdom and France related net operating loss carryforwards in accordance with SFAS No. 109.

     The Company recognized a deferred tax asset of $2.3 million relative to the tax loss carry forward of Xeikon N.V. as in the past as this company has historically been profitable and the management expects that the future profitability of Xeikon N.V. will allow realization of the tax loss carry forwards.

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     At the time of the AGFA DPS acquisition a deferred tax liability was set up against goodwill for timing differences derived from the fair values booked on the building and equipment for an amount of $4.7 million.

     The components of the deferred tax asset and liability and the valuation allowance are approximately as follows:

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000      1999
                                                            -------   -------
Net operating loss carryforwards..........................  $13,584   $ 7,493
Temporary differences:....................................     (439)      987
                                                            -------   -------
                                                             13,145     8,480
Valuation allowance.......................................   15,198)   (8,640)
                                                            -------   -------
                                                            $(2,053)  $  (160)
                                                            =======   =======

     The net deferred tax liability relates to Xeikon N.V. while all other companies have a net deferred tax asset for which a valuation allowance is recorded.

     Of the total net operating loss carry forwards which are available in various foreign tax jurisdictions at December 31, 2000, approximately $1.3 million expires in 2003, $1.1 million expires in 2004, $5.1 million expires in 2005 and $6.2 million expires in 2012 while the other losses can be carried forward indefinitely.

     The following table shows the reconciliation of the corporation tax charge at the Belgian Statutory rate to the US GAAP tax expense:

                                                          DECEMBER 31,
                                                  ----------------------------
                                                    2000      1999      1998
                                                  --------   -------   -------
Income (loss) before income tax and minority
  interest......................................  $(26,851)  $23,901   $15,211
Corporation tax calculated at the local tax rate
  (40.17%)......................................   (10,786)    9,601     6,110
Tax effect of differences between the local tax
  rate and foreign tax rates....................      (667)       29       141
Tax effect of disallowable goodwill
  amortization..................................       986       199        --
Tax effect of other permanent differences and
  currency effect, net..........................     2,686        80      (642)
Movement in valuation allowance.................     5,145      (544)   (6,599)
Total Tax expense (benefit) per US GAAP.........  $ (2,636)  $ 9,365   $  (990)

     The components of income tax expense are as follows:

                                                           DECEMBER 31,
                                                    --------------------------
                                                     2000      1999     1998
                                                    -------   ------   -------
Current tax expense...............................  $    --   $7,867   $    --
Deferred tax expense (benefit)....................   (7,781)   1,251     5,632
Tax benefits reduced from goodwill................       --      435        --
Investment tax credit.............................       --      356       (23)
Change in valuation allowance.....................    5,145     (544)   (6,599)
Total Tax expense (benefit).......................  $(2,636)  $9,365   $  (990)

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(7)  NOTES PAYABLE TO BANKS

     The Company has credit line facilities with banks for a total amount of $40.3 of which $24,998 was outstanding at year-end. Xeikon N.V. has made a commitment to certain Belgian banks not to pledge its business, or any other assets. Interest rates vary from 5% to 7%. Certain credit lines were granted assuming a minimal solvability (25% and 35%) and a minimal equity (equity of December 31, 1998).

(8)  ACCRUED EXPENSES CONSIST OF THE FOLLOWING:

                                                              DECEMBER 31,
                                                            -----------------
                                                             2000      1999
                                                            -------   -------
Invoices to receive and Credit Notes to issue.............  $ 8,359   $ 4,290
Payroll and related.......................................    6,701     4,985
Warranty..................................................    1,894       871
Professional fees.........................................      756       539
Provision for claims and litigation.......................      465        --
Commissions...............................................      771     1,287
Royalties.................................................      296       358
Deferred income...........................................    6,704     1,715
Other.....................................................    4,973     3,318
                                                            -------   -------
                                                            $30,919   $17,363
                                                            =======   =======

(9)  NOTES PAYABLE

     In connection with the Nipson acquisition, Xeikon assumed two loans of Nipson International and its wholly owned subsidiary Nipson Printing Systems Inc. from the former majority shareholder Bull in the amount of 70,000,000 FF (approximately $10 million) and $2,321 respectively. Xeikon has agreed to cause the first such loan to be repaid in six equal semi-annual installments over a three year period beginning April 21, 2001. This loan bears interest at 1% above the EURIBOR (three months). The second loan will be repaid in two equal annual installments over a two-year period beginning April 21, 2005 and does not bear interest.

(10)  SHAREHOLDERS' EQUITY

  COMMON STOCK

     Each share of Common Stock is entitled to one vote. Upon the liquidation, dissolution or winding up of the Company, the common stockholders are entitled to receive ratably any proceeds from the sale of the Company's assets remaining available for distribution to the holders of Common Stock.

     If the Board of Directors or the shareholders propose to increase the Company's capital through an issuance of shares, the shareholders have pre-emptive rights of subscription to the newly issued shares on a pro-rata basis. The Board of Directors is authorized, for a period of five years as from March 30, 1999, to increase the Company's capital in one or more steps by an amount not in excess of Euro 2,877,604.46 (not including any additional paid-in capital) and to exempt such capital increase from the application of any pre-emptive rights of the shareholders. The pre-emptive rights of shareholders will apply where the Board of Directors chooses not to make use of such authorization, or has used such authorization in full. Where a capital increase is subject to the pre-emptive rights of the shareholders, shareholders may elect to renounce such pre-emptive rights, which then will be offered to the remaining shareholders. If all of the pre-emptive rights are not exercised in whole or in part by the existing shareholders of the Company, then

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

the Company may offer the shares for which no pre-emptive rights were exercised to non-shareholders, at a price not below the price at which the shares were offered to the existing shareholders of the Company.

  DIVIDENDS

     Under Belgian law, the Company is required to set aside at least five percent of its profit during a given fiscal year and contribute such sum to the statutory reserve, until such reserve has reached an amount equal to one tenth of the Company's statutory capital. Dividends may be paid either in cash or in shares.

  WARRANTS

     The extraordinary shareholders' meeting of February 28, 2000 gave the authority to the Board of Directors to increase the capital of the Company through the issuance of 500,000 shares, options and warrants. Using this authority the Board of Directors approved a new stock option plan. On November 29, 2000, the Company offered 345,750 warrants under this new plan to the employees of Xeikon, N.V. and to 7 non-executive directors of the Company. Each warrant holder has the right to subscribe to one new share per warrant, at the price of EUR 10 per share (inclusive share premium). The warrants have not yet been considered as granted in summary below since the acceptance period for subscription was not closed at year end. Subsequent to year end on March 29, 2001, 154,200 warrants were granted under this new plan to the employees of Xeikon N.V. and to 7 nonexecutive directors of the Company.

     A summary of the status of the Company's stock options as of December 31, 2000 and changes during the year ended at that date is presented below:

                                             2000                           1999
                                 ----------------------------   ----------------------------
                                             WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                 NUMBER OF    EXERCISE PRICE    NUMBER OF    EXERCISE PRICE
                                  SHARES         IN EURO         SHARES         IN EURO
                                 ---------   ----------------   ---------   ----------------
Outstanding at beginning
  year.........................   332,993          14.37*        188,325          8.30
Granted........................        --              --        193,765         18.65
Exercised......................   (16,316)         7.31**        (49,097)         8.03
Outstanding at end of year.....   316,677        14.74***        332,993         14.37
Options exercisable at
  year-end.....................   122,912        8.56****        139,228          8.41
Options available for future
  grants.......................   763,235              --        263,235            --

        -----------------------
           * approximately $13.37 at December 31, 2000

          ** approximately $6.8 at December 31, 2000

         *** approximately $13.72 at December 31, 2000

        **** approximately $7.97 at December 31, 2000

     The Company's stock options issued under the annual shareholders meeting of March 25, 1997 have a vesting period of one year, after which they can be exercised during a period of five years. The number of stock options that can be exercised, is limited to 25% of the holders' annual salary. Under this plan the Company granted 209,655 warrants in March 1997 and 32,671 warrants in February 1998 at an exercise price of respectively BEF 284 and BEF 580, being the fair value of the shares at grant date. The Company's stock options issued under the annual shareholders meeting of March 30, 1999 have a vesting period of 3 years starting January 1, 2000 and can be exercised for 5 years after the offer. Under this plan 193,765 warrants were granted in December 1999 at an exercise price of EUR 18.65, being the fair value of the shares at grant date.

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock option plan. In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 establishes a fair-value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative of the pro forma effects on earnings per share as if SFAS No. 123 had been adopted.

     The Company has computed the pro forma disclosures under SFAS No. 123 for all stock options granted to employees of the Company in fiscal years ending December 31, 2000 and 1999 using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The assumptions used and the weighted average information for the year ended December 31, 2000 and 1999 are as follows:

                                                              DECEMBER 31,
                                                            ----------------
                                                            2000     1999
                                                            ----   ---------
Risk-free interest rate...................................  N/A    6.12%
Expected dividend yield...................................  N/A    --
Expected lives............................................  N/A    3 years
Expected volatility.......................................  N/A    50%
Weighted-average grant-date fair value of options granted
  during the period.......................................  N/A    Euro 5.63

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The total fair value of the options granted under the stock option plan during 1998 and 1999 was computed as approximately $1,345. Of this amount approximately $366, $71 and $205 would be charged to operations for the years ended December 31, 2000, 1999 and 1998 respectively. The remaining amount, approximately $703 would be amortized over the remaining vesting period.

     The effect of applying no. 123 would be as follow:

                                         DECEMBER 31, 2000         DECEMBER 31, 1999
                                      -----------------------   -----------------------
                                      AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                                      -----------   ---------   -----------   ---------
Net income (loss)...................   $(24,589)    $(24,955)     $14,863      $14,792
Net income (loss) per share.........
  Basic.............................   $  (0.83)    $  (0.84)     $  0.52      $  0.51
  Diluted...........................   $  (0.83)    $  (0.84)     $  0.51      $  0.51

(11)  POST-RETIREMENT BENEFITS

     The Company has a contributory type pension plan for its Belgian management with an independent insurance company. The net periodic pension cost for the defined contribution plan was approximately $730, $272 and $195, and for the years ended 2000, 1999 and 1998, respectively.

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     In April 1999 the Company acquired Nipson which maintained a defined benefit plan for its French employees. The plan is unfunded. The pension obligations and expenses are as follows:

                                                            PENSION BENEFITS
                                                            -----------------
                                                             2000      1999
                                                            -------   -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at the beginning of the year...........  $(2,373)  $(2,216)
Currency rate impact......................................      232        --
Service cost..............................................      (64)      (71)
Interest cost.............................................     (122)      (86)
Benefit obligation at the end of the year.................   (2,327)   (2,373)
Plan Assets...............................................       --        --
Funded status.............................................   (2,327)   (2,373)
ACCRUED BENEFIT COST......................................  $ 2,327   $(2,373)

                                                        PENSION BENEFITS
                                                   ---------------------------
                                                          2000           1999
                                                   -------------------   -----
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate....................................                5.50%   5.00%
Expected return on plan assets...................                  N/A     N/A
Rate of compensation increase....................  2% inflation + 2.5%      2%
                                                            management
                                                   2% inflation + 1.5%
                                                        non-management

                                                              2000    1999
                                                              -----   -----
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost................................................  $ (64)  $ (71)
Interest cost...............................................   (122)    (86)
Net periodic benefit cost...................................  $(186)  $(157)

(12)  DIRECTORS' REMUNERATION

     The Company granted remuneration to the non-executive Directors of the Company, following approval by the Company's shareholders at the annual shareholders' meeting held on March 25, 1997. The total remuneration cost was approximately $149 and $111 for the years ended December 31, 2000 and 1999 respectively.

(13)  COMMITMENTS AND CONTINGENCIES

  OPERATING AND CAPITAL LEASES

     The Company has operating as well as capital lease commitments for certain of its facilities and equipment. The Company leases its primary facility in Belgium from Agfa-Gevaert, a shareholder, under an operating lease agreement renewable annually on February 1. Rent expense for the years ended December 31, 2000, 1999 and 1998 is $2,934, $2,448 and $1,289, respectively.

     The company intends to move its primary facilities and therefor on July 27, 2000, the Company signed an operating lease agreement for a new plant in Lier (Belgium) for an amount of $30.4 million

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

with quarterly payments (from the completion date foreseen as of March 31, 2002) for a 15 year period with a purchase option of 806,798,000 BEF (or approximately $18.6 million). The interest rate is Euribor 3 months minus a discount (5.6%). The Company gave a mandate to mortgage the land in Lier to Fortis Bank (the lessor).

     In December 2000, the Company has engaged into a sale and lease back transaction through which it now has a capital lease commitment for its facilities in France, which expires at the end of 2012. For 2000 rent expenses related to capital leases were $39,738. The realized surplus amounts to $1,025 and is being amortized over the lease term.

     The approximate future minimum annual rent due under all operating and capital lease agreements as of December 31, 2000 is as follows:

                                                   OPERATING LEASES   CAPITAL LEASES
                                                   ----------------   --------------
Years ending December 31,
  2001...........................................      $ 3,280            $  560
  2002...........................................        3,109               590
  2003...........................................        2,533               590
  Thereafter.....................................       13,623             4,247
                                                       -------            ------
          Total minimum lease payments...........      $22,545            $5,987
                                                       =======            ======

  CONTINGENCIES

     On June 30, 2000 Xeikon N.V. and Agfa signed an agreement to transfer the digital printing systems ("DPS") business of Agfa to Xeikon NV. In view of this agreement Xeikon NV has committed itself to take over certain repurchase obligations that have been assumed by the AGFA Group in connection with capital leases of Chromapress equipment. Xeikon's aggregate liability (being the difference between any amounts payable by Xeikon in the event of default by the lessee and the actual revenue received by Xeikon upon the resale of the relevant equipment) will not exceed EUR2 million (or approximately $1.9 million). The Company did not record any accrual for loss contingencies since there's insufficient information available to reasonably estimate the amount of the accrual.

(14)  RELATED PARTY AGREEMENTS

  AGFA-GEVAERT

     Agfa-Gevaert is the Company's largest shareholder, a significant customer, and the supplier to the Company of toners and developers for resale. Agfa-Gevaert (and its subsidiary Agfa-Gevaert AG) accounted for 3,2%, 10% and 19% of the Company's revenues in the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, $962 and $2,231,
respectively, was due to the Company from Agfa-Gevaert for product and consumable purchases, and such amounts are included in accounts receivable from related parties.

     In June 1992, the Company and Agfa-Gevaert entered into a supply agreement pursuant to which Agfa-Gevaert supplied the Company with toners and developers for ultimate distribution by the Company to its customers, including Agfa-Gevaert. The Company purchased toners and developers from Agfa-Gevaert for $8,660, $13,160 and $16,114 in the years ended December 31, 2000, 1999 and 1998, respectively.

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     In addition, the Company leases its facilities, purchases supplies and subcontracts certain consulting and administrative services from Agfa-Gevaert. These expenses totaled $1,817, $1,807 and $1,802 in the years ended December 31, 2000, 1999 and 1998 respectively.

     At December 31, 2000 and 1999, approximately $4,685 and $231, respectively, was due to Agfa-Gevaert for purchases of toners and developers and expenses. These amounts are included in due to related parties and in accrued expenses on the accompanying consolidated balance sheets.

     On June 30, 2000 Xeikon N.V. and Agfa signed an agreement to transfer the digital printing systems ("DPS") business of Agfa to Xeikon N.V. Agfa received 1,751,741 newly issued restricted shares of Xeikon N.V. and $1.2 million in cash. This transaction resulted in a capital increase of $837 and an increase in additional paid-in capital of $25,734, representing the difference between the fair market value of the consideration and the amount of the capital increase as prescribed by Belgian Company law. The excess purchase price over the estimated fair value of net assets acquired is accounted for as goodwill and is being amortized over 10 years using the straight line method. The transferred business assets of Agfa include toner, developer and digital front end technology, intellectual property and manufacturing operations -- including a manufacturing facility in Heultje, Belgium -- research and development staff, as well as the Belgium based marketing and support staff and a sales and service organization based mostly in Europe, North America and Japan.

  CANOPY

     On July 1, 2000 the Company entered into a joint venture (named "Canopy LLC") together with PrimeSource Corporation. The Company owns 26% or $3.9 million of the voting shares and PrimeSource 74% or $11.1 million. PrimeSource controls Canopy and the joint venture agreement provides for certain protective rights for the Company. Canopy will market the Xeikon branded products in the United States and will also assume the technical service activities.

(15)  TECHNOLOGY LICENSE AGREEMENT

     On October 1, 1995, the Company obtained worldwide license rights under certain patents and patent applications owned by Advanced Licensing Limited Partnership. The Company has made an initial license payment for these rights and is required under certain circumstances to make future royalty payments on the sale of certain of its systems.

     Xeikon and the Xerox Corporation have entered into an agreement effective September 30, 1999 to cooperate for the further development of a new Xeikon digital printing press. The Company and Xerox will collaborate for a period of approximately 2 years in the performance of R&D for the further development of such a printing press. In return for Xerox' licensing of certain of its intellectual property, which forms a part of such cooperation, the Company will pay Xerox royalties in the form of a fee per printing press resulting from the current development sold by Xeikon during a defined period. The Company will also pay Xerox a fixed sum in different installments in return for its cooperative efforts. The collaboration will involve up to $2.3 million. Xerox will have the non-exclusive right to distribute the resulting digital printing press.

(16)  SEGMENT AND GEOGRAPHIC INFORMATION

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is a combination of the Chief Executive Officer, and the Chief Financial Officer. Since the acquisition of Nipson International S.A. in April 1999, the Company has viewed its operations and manages its business as principally two segments with two subsegments : color and black and white printing subdivided in the sale of printing systems and options and the sale of consumables, spares, tools and others. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant intersegment sales and transfers. The segment revenues and cost of revenues are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  2000       1999       1998
        XEIKON COLOR AND BLACK & WHITE          --------   --------   --------
Systems and options:
  Revenues....................................  $ 87,822   $127,396   $ 97,898
  Cost of revenues............................    58,624     76,539     63,245
  Gross profit................................    29,198     50,857     34,653
  Gross margin................................        33%        40%        35%
Consumables, spares, tools, service and other:
  Revenues....................................    85,534     74,297     38,214
  Cost of revenues............................    65,171     49,494     24,096
  Gross profit................................    20,363     24,803     14,118
  Gross margin................................        24%        33%        37%
Total
  Revenues....................................   173,356    201,693    136,112
  Cost of revenues............................   123,795    126,033     87,341
  Gross profit................................  $ 49,561   $ 75,660   $ 48,771
  Gross margin................................        29%        38%        36%

---------------
* Black and White segment included as from May 1999

     Revenues by geographic area, of the Company's customers and as a percentage of revenues are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  2000       1999       1998
                                                --------   --------   --------
United States.................................  $ 56,600   $ 69,314   $ 49,210
Rest of Europe................................    25,273     29,803     17,144
Belgium.......................................     9,065     20,015     25,883
The Netherlands...............................    24,260     39,045     18,634
United Kingdom................................    10,009     10,129      4,778
Germany.......................................    30,347     16,906     12,547
Other.........................................    17,802     16,481      7,916
                                                --------   --------   --------
                                                $173,356   $201,693   $136,112
                                                ========   ========   ========

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        2000       1999       1998
                                                        ----       ----       ----
United States.........................................   33%        34%        36%
Rest of Europe........................................   14%        15%        13%
Belgium...............................................    5%        10%        19%
The Netherlands.......................................   14%        19%        14%
United Kingdom........................................    6%         5%         4%
Germany...............................................   78%         9%         9%
Other.................................................   10%         8%         5%
                                                        ---        ---        ---
                                                        100%       100%       100%
                                                        ===        ===        ===

                                                   YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  2000       1999       1998
                 XEIKON COLOR                   --------   --------   --------
Systems and options:
  Revenues....................................  $ 64,647   $106,358   $ 97,898
  Cost of revenues............................    42,351     64,575     63,245
  Gross profit................................    22,296     41,783     34,653
  Gross margin................................        34%        39%        35%
Consumables, spares, tools, service and other:
  Revenues....................................    54,816     51,407     38,214
  Cost of revenues............................    37,266     32,611     24,096
  Gross profit................................    17,550     18,796     14,118
  Gross margin................................        32%        37%        37%
Total
  Revenues....................................   119,463    157,765    136,112
  Cost of revenues............................    79,617     97,186     87,341
  Gross profit................................    39,846     60,579     48,771
  Gross margin................................        33%        38%        36%
          Total Assets........................  $184,750   $127,832   $124,643

     Revenues by geographic area, of the Company's customers and as a percentage of revenues are as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  2000       1999       1998
                                                --------   --------   --------
United States.................................  $ 43,606   $ 61,649   $ 49,210
Rest of Europe................................     8,258     14,475     17,144
Belgium.......................................     8,095     19,342     25,883
The Netherlands...............................    23,664     38,512     18,634
United Kingdom................................     4,662      5,601      4,778
Germany.......................................    23,098     10,856     12,547
Other.........................................     8,080      7,330      7,916
                                                $119,463   $157,765   $136,112
                                                ========   ========   ========

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        2000       1999       1998
                                                        ----       ----       ----
United States.........................................   37%        39%        36%
Rest of Europe........................................    7%         9%        13%
Belgium...............................................    7%        12%        19%
The Netherlands.......................................   20%        24%        14%
United Kingdom........................................    4%         4%         4%
Germany...............................................   19%         7%         9%
Other.................................................    6%         5%         5%
                                                        ---        ---        ---
                                                        100%       100%       100%
                                                        ===        ===        ===

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         2000            1999
                 XEIKON BLACK & WHITE                   -------         -------
Systems and options:
  Revenues............................................  $23,175         $21,038
  Cost of revenues....................................   16,273          11,964
  Gross profit........................................    6,902           9,074
  Gross margin........................................       30%             43%
Consumables, spares, tools, service and other:
  Revenues............................................   30,718          22,890
  Cost of revenues....................................   27,905          16,883
  Gross profit........................................    2,813           6,007
  Gross margin........................................        9%             26%
Total
  Revenues............................................   53,893          43,928
  Cost of revenues....................................   44,178          28,847
  Gross profit........................................    9,715          15,081
  Gross margin........................................       18%             34%
          Total Assets................................  $56,466         $51,370

     Revenues by geographic area, of the Company's customers and as a percentage of revenues are as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         2000            1999
                                                        -------         -------
United States.........................................  $12,994         $ 7,665
Rest of Europe........................................   17,015          15,328
Belgium...............................................      970             673
The Netherlands.......................................      596             533
United Kingdom........................................    5,347           4,528
Germany...............................................    7,249           6,050
Other.................................................    9,722           9,151
                                                        -------         -------
                                                        $53,893         $43,928
                                                        =======         =======

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   2000       1999
                                                                   ----       ----
United States...............................................        24%        17%
Rest of Europe..............................................        32%        35%
Belgium.....................................................         2%         2%
The Netherlands.............................................         1%         1%
United Kingdom..............................................        10%        10%
Germany.....................................................        13%        14%
Other.......................................................        18%        21%
                                                                   ---        ---
                                                                   100%       100%
                                                                   ===        ===

(17)  SIGNIFICANT CUSTOMERS

     The Company received revenue of greater than 10% of total revenue from the following number of customers during the following periods,

                                                                       PERCENTAGE OF
                                                                         REVENUES
                                                                         CUSTOMER
                                                                     -----------------
                                             SIGNIFICANT CUSTOMERS    A      B      C
                                             ---------------------   ---    ---    ---
Year Ended December 31, 2000...............            3             14%    10%    10%
Year Ended December 31, 1999...............            2             10%*    7%    29%
Year Ended December 31, 1998...............            3             19%*    9%    27%

---------------
* This customer is a related party

     The Company had accounts receivable of greater than 10% of its total accounts receivable outstanding, including accounts receivable from related parties, from the following number of customers during the following periods,

                                                                        PERCENTAGE OF
                                                                          REVENUES
                                                                          CUSTOMER
                                                                      -----------------
                                              SIGNIFICANT CUSTOMERS    A      B      C
                                              ---------------------   ---    ---    ---
Year Ended December 31, 2000................            2             13%    10%     7%
Year Ended December 31, 1999................            1             14%     3%*    3%

---------------
* This customer is a related party

(18)  SUBSEQUENT EVENT AND GOING CONCERN

     The Company incurred significant losses from operations for the year ended December 31, 2000 ($24.6 million), and first quarter 2001 ended March 31 ($11.1 million). The Company is addressing the profitability issues. The developed strategy includes changes in business focus and organizational structure in order to improve the revenues, gross and operating margins and the liquidity position. The principal elements are: increase Xeikon brand sales, realization of synergies from Agfa DPS acquisition and the new relationship with MAN Roland, launch of the CSP, focus on the DCP 500 D offering, reductions in operating expenses including but not limited to the restructuring of the black & white operations and improvement of usage parts.

     During the second quarter of 2001, the Company signed a contract with the different banks to pledge its business for a total amount of EUR31 million (approximately $29 million) to guarantee the available

                          XEIKON N.V. AND SUBSIDIARIES
                           NOTES TO THE CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)
 (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

credit lines. The available credit lines have been decreased with an amount of $7.7 million from $40.3 million at the end of 2000 to $32.6 million at the end of May 2001. Amounts due under the Company's credit lines are payable on demand and the credit lines may be cancelled for any reason upon 15 to 30 days notice. The Company expects that its revenue and credit line facilities will be insufficient to meet the anticipated cash needs for the next twelve months. Accordingly, the Company needs additional capital to fund the operations. If adequate funds are not available, the Company may be unable to fund the current operations or repay the existing indebtedness, which would have a material adverse effect on the Company's business. The Company is in the process of raising additional funds. At the time of filing this process was not yet completed.